FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.     a notice of extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”) and the proxy form and reply slip thereof;

2.     an announcement regarding discloseable and connected transaction of the Registrant;

each made by the Registrant on October 15, 2016.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2016 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 30 November 2016 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolution:

ORDINARY RESOLUTION

To consider and approve the proposal regarding the acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests. (Note 1)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Geng Jianxin
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xu Mengzhou
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
15 October 2016

Notes:

1.	Please refer to the Company’s announcement dated 15 October 2016 and circular to be issued before the Extraordinary General Meeting for details.

2.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolution set out in this Notice will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 10 November 2016.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 10 November 2016 to 30 November 2016 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Shops 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 9 November 2016. Holders of H shares whose names are recorded in the register of member of the Company on 10 November 2016 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Xie Meixin/Zhou Di
Telephone No.: (+86)-10-6322 6590/6322 6599
Facsimile No.: (+86)-10-6641 2321
Email: xiemx@hpi.com.cn

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy for (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)	of	,

Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc.
(the “Company”) now appoint (Note 3)	I.D. No.:
(of	),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolution in accordance with the instruction(s) below and on my(our) behalf at the 2016 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 30 November 2016 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion. (Note 6)

ORDINARY RESOLUTION		For (Note 4)	Against (Note 4)
1.	To consider and approve the proposal regarding the acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests.

Date:	2016	Signature:	(Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for Extraordinary General Meeting

I/(We)
of
Telephone number:	and Fax number:	,

being the holder(s) of _____________________________________________H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2016 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 30 November 2016 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* Please delete as appropriate.

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DISCLOSEABLE AND CONNECTED TRANSACTION

THE TRANSACTION

On 14 October 2016, the Company entered into the Transaction Agreements with Huaneng Group, pursuant to which the Company proposes to acquire from Huaneng Group the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests at a total price of RMB15,113,825,800. The Company will pay the consideration in cash with its own funds.

Huaneng Group is the ultimate controlling shareholder of the Company. As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds 33.33% interests in the Company. Huaneng Group also holds a 10.23% direct interest in the Company and holds a 3.11% indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect interest in the Company through China Huaneng Finance Corporation Limited (a subsidiary of Huaneng Group). Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company. The Transfers to be conducted by the Company with Huaneng Group constitute discloseable and connected transactions of the Company.

The aggregate amount of the Transaction is RMB15,113,825,800 as calculated pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the scale of the Transaction, in aggregate, are more than 5% but less than 25%, the Transaction is subject to the reporting, announcement, annual review requirement and shall be in compliance with the Independent Shareholders’ approval requirements set out in the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an Extraordinary General Meeting on 30 November 2016 to seek the Independent Shareholders’ approval to the discloseable and connected transaction contemplated under the Transaction Agreements.

The Independent Board Committee of the Company will advise the Independent Shareholders in respect of the discloseable and connected transaction contemplated under the Transaction Agreements and will appoint an independent financial adviser (and make announcement on such appointment) to advise the Independent Board Committee and the Independent Shareholders in respect of the discloseable and connected transactions contemplated under the Transaction Agreements.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall deliver a circular containing details of the discloseable and connected transaction contemplated under the Transaction Agreements, the letter from the Independent Board Committee and the advice of the independent financial adviser to the shareholders as soon as possible but in any event not later than 15 November 2016.

I.	BACKGROUND

In order to support the business development of the Company, expand the scope of its regional operations, further address the issue of competition with the controlling shareholder while implementing Huaneng Group’s previous non-competition undertaking made with the Company, on 14 October 2016, the Company entered into the Transaction Agreements with Huaneng Group, pursuant to which the Company proposes to acquire from Huaneng Group the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests at a total price of RMB15,113,825,800. The Company will pay all such consideration in cash with its own funds.

II.	RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power producers in China, with a controlled generation capacity of 82,571 MW.

Huaneng Group is principally engaged in the investment in and construction and operation of power plants and relevant works, including raising of domestic and foreign funds, import of complete and ancillary equipment, machines and tools, as well as provision of spare parts, materials and fuels for the construction and operation of power plants.

Huaneng Group is the ultimate controlling shareholder of the Company. As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds 33.33% interests in the Company. Huaneng Group also holds a 10.23% direct interest in the Company and holds a 3.11% indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

As of the date of this announcement, the relationship between the Company and Huaneng Group as well as the shareholding structures of the Target Companies are illustrated as follows:

*
Huaneng Group, through its wholly owned subsidiary i.e. Huaneng HK, indirectly holds 100% of Pro-Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**
Huaneng Group holds an 10.23% direct interest in the Company. It also holds a 3.11% indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Therefore, under the Hong Kong Listing Rules, Huaneng Group and their respective associates are connected persons of the Company and the Transaction to be conducted by the Company with Huaneng Group constitutes a discloseable and connected transaction of the Company.

III.	TRANSACTION AGREEMENTS

The Transaction is structured by the Transaction Agreements which consist of (i) the Transfer Agreement; and (ii) the Profit Forecast Compensation Agreement. The Transaction Agreements were approved by the Board on 14 October 2016 and such agreements were entered into between the Company and Huaneng Group on the same day.

A.	Transfer Agreement

The key terms of the Transfer Agreement are as follows:

Parties:	Seller:	Huaneng Group

	Buyer:	the Company

Consideration:
The Company agrees to pay RMB15,113,825,800 as consideration for the Transfers. The consideration is agreed by both parties after arm’s length negotiation and is determined primarily by taking into account the following factors and having regard to the results of the asset valuation reports: (i) the undistributed profits of the Target Companies as of the Base Date to the corresponding portions of the Target Interests to which the Company shall be entitled, whether or not the same was declared before or after the Completion; (ii) the profit and loss and other aggregate income of Shandong Power arising from 1 June 2016 to the Completion Date proportional to the Target Interests to which the Company shall be entitled and assumed, the profit and loss and other aggregate income of the Jilin Power, Heilongjiang Power and Zhongyuan CCGT arising from 1 June 2016 to the Completion Date proportional to the Target Interests to which Huaneng Group shall be entitled and assumed.

Method of Payment:	The Company will pay the consideration by way of cash with its own funds.

Payment Schedule:
Unless otherwise agreed between the parties, the Company shall pay the consideration in three instalments according to the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after the Completion Date, the second payment shall be payable within 3 months from the Completion Date and the third within 6 months from the Completion Date.

Adjustment of the Consideration:
If Shandong Power, in accordance with the “Agreement on the Transfer of All the Assets of Rizhao Construction Heat Power Company Limited at Nil Consideration to Huaneng Shandong Power Generation Co., Ltd.” with the People’s Government of Rizhao Municipal entered into on 13 April 2016, transfers the assets contemplated by such agreement to Shandong Power or its subsidiaries at nil consideration prior to the Completion Date, such assets will form part of the Transfers. The consideration for such transfer shall be negotiated and determined by the parties based on the asset valuation report issued by a jointly appointed valuer but shall in no event exceed RMB500,000,000. The Company shall pay the consideration for the transfer of such assets in accordance with the payment schedule as set out above.

Completion and Timing for Registration:
Subject to satisfaction or waiver of all the conditions precedent, and unless otherwise specified by the parties, Huaneng Group and the Company shall complete the Transfers on 1 January 2017. The Company and Huaneng Group shall register the transfer of the Target Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Companies with the industrial and commercial administration bureau.

Conditions Precedent:

(i)	Conditions to the Transfers for fulfilment by both parties

Both parties bear their respective obligations to procure the Transfers and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by Huaneng Group and the Company, as the case may be, to the extent permitted by applicable laws and regulations). Neither party shall have any obligation to complete the Transfer unless and until all the following conditions are satisfied or waived:

(a)
the Transfer Agreement and the Transfers have been approved by the internal decision-making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b)
no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfers; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfers;

(c)
all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Transfer Agreement and the Transfers have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

(ii)	Conditions to the Transfers for fulfilment by Huaneng Group

The obligations of Huaneng Group to complete the Transfers are conditional upon the satisfaction of each of the following conditions on or before the Completion Date, which may be wholly or partly waived by Huaneng Group to the extent permitted by applicable laws and regulations:

(a)	the representations and warranties made by the Company in the Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion Date; and

(b)	the Company has performed and observed the terms under the Transfer Agreement to be performed and observed on its part in all material respects.

(iii)	Conditions to the Transfers for fulfilment by the Company

The obligations of Company to complete the Transfers are conditional upon the satisfaction of each of the following conditions on or before the Completion Date, which conditions may be wholly or partly waived by the Company to the extent permitted by applicable laws and regulations:

(a)	the representations and warranties made by Huaneng Group in the Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion Date; and

(b)	Huaneng Group has performed and observed the terms under the Transfer Agreement to be performed and observed on its part in all material respects.

Effectiveness:	The Transfer Agreement shall become effective upon being duly signed by the parties on 14 October 2016.

Transition Arrangements:
The Company shall be entitled to and assume the portion of the profit and loss and other aggregate income of Shandong Power arising from 1 June 2016 to the Completion Date that is proportional to the Target Interests. Huaneng Group shall be entitled to and assume the portion of the profit and loss and other comprehensive income of Jilin Power, Heilongjiang Power and Zhongyuan CCGT arising from 1 June 2016 to the Completion Date that is proportional to the Target Interests. For the avoidance of doubt, any loss incurred by Jilin Power, Heilongjiang Power or Zhongyuan CCGT during the transition period shall be compensated by Huaneng Group in cash and in proportion to the Target Interests upon the Completion.

Huaneng Group undertakes that, unless otherwise stated in the Transfer Agreement, none of the Target Companies and their subsidiaries shall acquire or dispose of any of their material assets within the transitional period (except with the prior consent of the Company). Notwithstanding the foregoing provisions, the Company is aware and agrees that (1) Shandong Power has acquired 80% equity interests in Yantai 500 Heating Supply Limited in June 2016; and (2) Shandong Power proposes to acquire 100% equity interests in Liaocheng Changrun Guodian Heating Limited during the transition period at a price pre-approved by the Company and complete such acquisition prior to the Completion Date, failing which the parties shall discuss further on the issues related to the acquisition.

For the period from the Base Date to the Completion Date, in principle Huaneng Group shall not provide funds to any of the Target Companies, unless with the prior approval of the Company. With the prior approval of the Company, Huaneng Group may provide funds to any of the Target Companies in the form of entrusted loan(s), and the Company shall, after the Completion Date, cause the relevant Target Company to repay such loan(s) within 20 working days following the Completion Date. Should the relevant Target Company fail to repay such loan(s) within the said time limit, the Company shall provide funds to such Target Company within 20 working days to repay the said loan(s). It is further agreed that Huaneng Group injected an additional amount of RMB100 million in cash into the registered capital of Heilongjiang Power in June 2016, which will be repaid by the Company within 20 working days after the Completion Date.

Indemnity:
Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Transfer Agreement. For avoidance of doubt, the parties agree that the amount of indemnity to be made under the Transfer Agreement shall be calculated based on the percentage of equity interests in the Target Companies to be transferred to the Company under the Transfers.

B.	Profit Forecast Compensation Agreement

The key terms of the Profit Forecast Compensation Agreement are as follows:

Parties:	Huaneng Group; and

the Company

Committed net profit:
The appraisal results derived from an asset-based approach is used as the valuation results for the Target Interests and also as the pricing basis for the Transfers. However, during the course of appraisal, income approach was adopted to value certain subsidiaries of Shandong Power (hereinafter known as “Profit Forecast Companies”, and individually “Each Profit Forecast Company”) of which the valuation results were over 100% of the book value. Huaneng Group guaranteed that the audited net profit of Each Profit Forecast Company (the “Actual Net Profit”) will not be less than the forecasted net profit as set out in the relevant asset valuation reports. For avoidance of doubt, the “net profit” refers to net profits after deduction of non-recurring items.

The forecasted net profit for Each Profit Forecast Company in 2017, 2018 and 2019 are set out below:

Unit: RMB10,000

Company name	Direct or indirect interest held by Huaneng Group	Forecasted net profit for 2017	Forecasted net profit for 2018	Forecasted net profit for 2019
Huaneng Laiwu Power Generation Limited	80.00%	69,036.17	57,698.23	59,280.61
Huaneng Jiaxiang Power Generation Limited	50.00%	6,728.82	4,869.78	3,757.37
Huaneng Jining Canal Power Generation Limited	98.35%	15,033.53	17,122.24	16,624.85
Huaneng Liaocheng Thermal Power Limited	75.00%	8,153.75	7,320.51	7,100.78
Huaneng Yantai Power Generation Limited	100.00%	2,941.38	4,867.51	5,619.20

Compensation period
The compensation period as provided for under the Profit Forecast Compensation Agreement will start from the year of the Completion Date and end on the third financial year after the Completion Date. The year of the Completion Date will be regarded as the first financial year of the compensation period. As per the Transfer Agreement, after all conditions precedent have been satisfied or waived, unless the parties agree otherwise, Huaneng Group and the Company should complete the Transfers on 1 January 2017. Therefore, in case that the Transfers are completed in 2017, the compensation period shall be 2017, 2018 and 2019.

Specific audit report
During the compensation period, the Company should audit any discrepancies between the Actual Net Profit and the forecasted profit for Each Profit Forecast Company each year. Such audit should be conducted by a registered accountant appointed by the Company with qualifications to practice in securities-related business, and such accountant should issue a specific audit report.

Method of profit compensation
After the issue of specific audit report according to the agreement, Huaneng Group should compensate the Company in cash for the differences between the accumulated Actual Net Profit and the accumulated forecast net profit at the end of the period of Each Profit Forecast Company as in the specific audit report. If the accumulated Actual Net Profit for Each Profit Forecast Company at the end of the compensation period is equal to or higher than the accumulated forecasted net profit at the end of the compensation period, then Huaneng Group is not required to compensate the Company (namely, the compensation payable for the relevant period is 0), nor is the Company required to compensate Huaneng Group.

Calculation of compensation amount:
The compensation amount for Each Profit Forecast Company at the relevant period = the equity interest directly or indirectly held by Huaneng Group in such Profit Forecast Company x 80% (the equity interest in Shandong Power transferred by Huaneng Group in the Transfer) x the accumulated forecasted net profit at the relevant period during the compensation period for such Profit Forecast Company - the equity interest directly or indirectly held by Huaneng group in such Profit Forecast Company x 80% (the equity interest in Shandong Power transferred by Huaneng Group in the Transfer) x the accumulated Actual Net Profit at the relevant period during the compensation period for such Profit Forecast Company - paid compensation.

The total cash compensation made by Huaneng Group at the relevant time during the compensation period shall be equal to the aggregate amount of cash compensation of Each Profit Forecast Company.

For each year during the compensation period, Huaneng Group should pay the Company a cash compensation as calculated in accordance with the method as set out above within 20 business days after the disclosure of the specific audit report of the relevant year during the compensation period.

Effectiveness	Upon signing by both parties and the completion of the Transfers under the Transfer Agreement

Liability for breach of agreement
If Huaneng Group does not fully compensate the Company in time in accordance with the agreement, the Company has the right to demand Huaneng Group to immediately fulfil its obligations, and claim against Huaneng Group for the breach of agreement.

IV.	INFORMATION REGARDING THE TARGET COMPANIES

1.	Shandong Power

Date of incorporation:	30 May 2008

Legal status:	Limited liability company (not natural person investment or holding corporation sole investment)

Registered capital:	RMB4,241,460,000

Business scope:
Power generation, generation and distribution of heat power, the development, investment, construction, operation and management of the integrated use of coal ash powder and electric (heat) power projects, the investment on coal, transportation, and related industries.

Shandong Power is a wholly-owned subsidiary established by Huaneng Group and was registered at the relevant authority of industry and commerce in May 2008. Shandong Power acquired certain power assets in Shandong Province from Shandong Luneng Development Group Limited in December 2008. In addition, Huaneng Group has transferred its certain power assets in Shandong Province to Shandong Power since June 2009.

The following sets out certain background information of the subsidiaries, branch companies associates and joint ventures of Shandong Power:

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
1	Shandong Rizhao Power Generation Limited	124,558.79	56%	two 350 MW coal-fired generating units
2	Huaneng Zibo Baiyanghe Power Generation Limited	109,856.73	100%.	two 145 MW thermal power generating unitsNote 1; two 300 MW thermal power generating units
3	Huaneng Shandong Ruyi Coal Power Limited	110,000	50%.	N/A
3-1	Huaneng Jiaxiang Power Generation Limited	63,800	100% held by Huaneng Shandong Ruyi Coal Power Limited	two 330 MW thermal power generating units
3-2	Huaneng Qufu Heat Power Limited	30,093.30	100% held by Huaneng Shandong Ruyi Coal Power Limited	two 225 MW thermal power generating units

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
3-3	Huaneng Jining Gaoxin District Heat Power Limited	7,869.98	100% held by Huaneng Shandong Ruyi Coal Power Limited	two 30 MW thermal power generating unitsNote 1
4	Huaneng Jinan Huangtai Power Generation Limited	139,187.84	90%	one 330 MW coal-fired generating unitNote 2; two 350 thermal power generating units
5	Huaneng Laiwu Power Generation Limited	180,000	80%	one 1000 MW thermal power generating unit; one 1000 MW coal-fired generating unit under construction
6	Huaneng Yantai Power Generation Limited	54,747.91	100%	one 110 MW thermal power generating unitNote1; three 160 MW thermal power unitsNote 1
7	Huaneng Linyi Power Generation Limited	93,896.14	75%	two 350 MW thermal power generating units; four 140 MW thermal power generating unitsNote1
8	Huaneng Liaocheng Heat Power Limited	61,067	75%	two 330 MW thermal power generating units
8-1	Liaocheng Jinshui Lake Water Supply Limited Liability Company	2,600	45% held by Huaneng Liaocheng Thermal Power Limited Company	N/A
8-2	Liaocheng Luxi Fuel Limited	2,470	30% held by Huaneng Liaocheng Thermal Power Limited Company	N/A
9	Huaneng Jining Canal Power Generation Limited	69,635.53	98.35%	four 145 MW coal-fired generating unitsNote 1; two 330 MW coal-fired generating unitsNote 1
10	Huaneng Taian Zhungtai Power Generation Limited	47,925.15	100%	two 150 MW coal-fired generating unitsNote 1

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
11	Yantai Huanghai Heat Power Limited	6,827.4	65%	Proposed to be liquidated and wound up, no actual business currently
12	Huaneng Zibo Boshan Photovoltaic Power Generation Limited	2,200	100%	12 MW photovoltaic Note 1
13	Huaneng Laiwu Renewable Energy Limited	3,448	100%	20 MW photovoltaic Note 1; 20 MW photovoltaic under construction planning
14	Shandong Changdao Wind Power Generation Limited	3,350	60%	20.55 MW wind power generating units
15	Huaneng Rongcheng Renewable Energy Limited	3,654	60%	15 MW wind power generating units
16	Huaneng Dongying Renewable Energy Limited	6,970.93	70%	48 MW wind power generating units
17	Huaneng Rushan Wind Power Generation Limited	9,541	100%	42 MW wind power generating unitsNote 1
18	Huaneng Shandong Power Generation Limited Muping Wind Power Branch	branch company	N/A	42 MW wind power generating units
19	Huaneng Shandong Power Generation Limited Rushan Wind Power Branch	branch company	N/A	No actual business currently
20	Huaneng Shandong Power Generation Limited Wendeng Branch	branch company	N/A	No actual business currently
21	Huaneng Penglai Wind Power Generation Limited	17,721	100%	49.8 MW wind power generating unitNote 1; 49.8 MW wind power generating units under construction
22	Huaneng Shandong Sishui Renewable Energy Limited	3,600	100%	20 MW photovoltaic Note 1
23	Huaneng Rizhao Heat Power Limited	1,000	100%	No actual business currently
24	Linyi Lantian Heat Power Limited	3,600	68%	N/A

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
25	Huaneng Dezhou Heat Power Limited	2,000	85%	N/A
26	Huaneng Taishan Power Generation Limited	45,656.80	56.53%	N/A
26-1	Shandong Liaocheng Heat Power Property Limited Liability Company	5,065.80	75% held by Huaneng Taishan Power Generation Limited	N/A
26-1-1	Shandong Liaocheng Heat Power Property Limited Liability Company Guest House	branch company	N/A	N/A
27	Huaneng Yantai Bajiao Heat Power Limited	24,117	100%	two 600 MW thermal power generating units in construction
27-1	Yantai Harbour Energy Sanhuo Pier Limited	1,000	50% held by Huaneng Yantai Bajiao Thermal Power Limited	N/A
28	Huaneng Jining Renewable Energy Limited	3,800	100%	20 MW photovoltaic power station in planning
29	Huaneng Zhanhua Renewable Energy	500	100%	100 MW wind power generating units in planning
30	Huaneng Shandong Electricity Fuel Limited	10,000
51% held by Shandong Power; 7% held by Huaneng Jining Canal Power Generation Limited; 7% held by Huaneng Taian Zhongtai Power Generation Limited; 7% held by Huaneng Liaocheng Thermal Power Limited; 7% held by Huaneng Zibo Baiyanghe Power Generation Limited; 7% held by Huaneng Linyi Power Generation Limited; 7% held by Huaneng Yantai Power Generation Limited; 7% held by Huaneng Jinan Huangtai Power Generation Limited.
				N/A

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
31	Huaneng Shandong Power Generation Repair Technology Limited	5,000	same as above	N/A
32	Huaneng Shandong Informational Technology Limited	8.000	100%	N/A
33	Huaneng Shandong Electric and Heat Power Marketing Limited	20,000	100%	N/A
34	Huaneng Weihai Haibu Photovoltaic Power Generation Limited	10	100%	The company was newly established in June 2016 and has not carried out any business up till now
35	Yantai Bohai Heat Power Limited	10,440	35%	No actual business currently and in the process of winding up
36	Huaneng Shandong (Hong Kong) Investment Limited	HKD 10,000	100%	N/A
36-1	Huaneng Shandong Ruyi (Hong Kong) Energy Limited	USD 360 million	50% held by Huaneng Shandong (Hong Kong) Investment Limited	N/A
36-1-1	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited	Rupee 1,000,000	100% held by Huaneng Shandong Ruyi (Hong Kong) Energy Limited	two 600 MW coal-fired power projects under construction in Pakistan
37	Yantai 500 Heating Supply Limited	2,050	80%	N/A

Note 1:
Certain generating units of the 11 subsidiaries of Shandong Power have yet to obtain, and are in the process of applying for the electric power business licenses. Pursuant to the provisions of the Transfer Agreement, Huaneng Group undertakes that: it shall procure that each of the Target Companies and their subsidiaries make all endeavours to obtain the electric power business license required for conducting the power generation business by the Completion Date. If the government authority having jurisdiction over the relevant business qualifications of any Target Company or any of its subsidiaries is of the view that the Target Company or any of its subsidiaries has committed any breach of any law, regulation or rule relating to electric power business licenses prior to the Completion Date and imposes a penalty or fine on such Target Company or its subsidiary, or requires any Target Company or any of its subsidiaries to take any other action that results in any adverse effect on the business operation of or the incurrence of any expenditure by such Target Company or subsidiary (whether such penalty or requirement being made before or after the Completion Date), Huaneng Group shall promptly indemnify the Company from and against all the losses incurred thereby as a result thereof. In the situation that any Target Company or any of its subsidiaries has/have difficulty in conducting normal business operation due to its failure to obtain the electric power business license or any unit operation license from other relevant government authorities (whether before or after the Completion Date), Huaneng Group agrees to repurchase or cause a third party to repurchase, at the request of the Company, such defective assets in cash based on the consideration of the Transfers (subject to deduction of any gains of the Company derived from such assets prior to the repurchase).

Note 2:
According to the property rights transfer contract entered into between Shandong Power and Shandong Luneng Development Group Co., Ltd. in December 2008 and the relevant official reply from the State-owned Assets Supervision and Administration Commission of the State Council in February 2009 (Guo Zi Chan Quan [2009] No. 70), Unit 8# of Huangtai Power is 30% owned by Shandong Power and is currently operated and managed by Huaneng Jinan Huangtai Power Generation Limited.

Certain land parcels owned by Shandong Power and its subsidiaries and branch companies are pending for the issuance of land use rights certificates or in the process of being transferred to and re-registered in the name of Shandong Power as the owner. In addition, Shandong Power and its subsidiaries and branch companies are yet to obtain property ownership certificates for, or register in their name, a number of house properties (the area of which is subject to surveying and measurement). Pursuant to the Transfer Agreement, Huaneng Group agrees to promptly indemnify the Company from and against any and all losses incurred by any of the Target Companies or their subsidiaries as a result of or in connection with the punishment imposed by any government authority, or the perfection of the land use rights or property ownership certificates, in relation to any land parcel or house property which is used or owned by the Target Company or its subsidiaries but has not been registered in the name of the Target Companies and their subsidiaries and to any allocated land use rights without the documents issued by relevant land authority confirming the retention of the allocation method. Huaneng Group agrees to promptly indemnify the Company from and against any and all losses incurred by any of the Target Companies or their subsidiaries as a result of or in connection with the payment liabilities, compensation, administrative punishment or replacement in relation to the leased assets which are used prior to the Completion Date. If any Target Company or any of its subsidiaries has/have difficulty in conducting normal business operation due to any of the aforesaid defects in the relevant land parcels or house properties, Huaneng Group agrees to repurchase or cause a third party to repurchase, at the request of the Company, such Target Company or its subsidiary in cash based on the consideration of (subject to deduction of any gains of the Company derived from such Target Company or subsidiary prior to the repurchase).

At present, Shandong Power has the following on-going and outstanding litigations or arbitrations initiated by subsidiaries of Shandong Power or against subsidiaries of Shandong Power by third parties with an amount in dispute greater than RMB5 million:

(i)	a litigation relating to the recovery of heating fee and an arbitration case relating to the recovery of heating fee dispute, both initiated by Huaneng Qufu Thermal Power Co., Ltd. as a plaintiff;

(ii)	a litigation relating to a claim under a guarantee, initiated by Huaneng Jiaxiang Power Generation Co., Ltd. as a plaintiff;

(iii)	a litigation initiated by Huaneng Liaocheng Thermal Power Limited Company as plaintiff in relation to the outstanding specific performance for repayment of entrusted loans; and

(iv)
a litigation in relation to the dispute of the consideration and deposits for an asset disposal, in which Yantai Huanghai Thermal Power Co., Ltd. was considered as the third party, and the litigation initiated by it as plaintiff regarding the cancellation of an asset transfer contract, confirmation of transfer consideration, deposit vesting as well as the removal and disposal of remaining assets.

Pursuant to the Transfer Agreement, with respect to any significant proceedings involving an amount over RMB5 million which is on-going or pending enforcement, if any judicial or arbitral authority with competent jurisdiction makes a final ruling or award to such proceedings that requires any Target Company or any of its subsidiaries to indemnify/make payment to any third party, or if the amounts claimed by any Target Company or any of its subsidiaries under such proceedings are not recoverable in full, Huaneng Group agrees to promptly indemnify the Company from and against all the losses incurred thereby upon the Target Company or its subsidiaries making indemnification/payment to the said third party or being subject to enforcement by any judicial authority or where it is determined that the claimed amounts are not recoverable in full under judicial enforcement.

Huaneng Group warrants that the ownership of the Shandong Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Shandong Power Interests are not subject to any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Shandong Power will become a subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Shandong Power or appointed Shandong Power for entrusted financial management, nor is Shandong Power in possession of any funds of the Company.

2.	Jilin Power

Date of incorporation:	September 2007

Legal status:	Limited liability company

Registered capital:	RMB1,917,130,000

Business scope
Development, investment, construction, production, operation and sale of electric (heat) power and renewable energy projects; construction and operation of power distribution network; development, investment, production and investment of coal related projects; sale of coal; property management.

Jilin Power was invested and established by Huaneng Group as its wholly owned subsidiary, the registration of which with the authority of industrial and commercial administration was conducted on 28 September 2007. On 29 October 2015, Huaneng Group agreed to increase Jilin Power’s share capital in cash by RMB200 million as per the Approval in relation to the Increase of the Share Capital in Jilin Power (Huaneng Cai. [2015]487) for the purpose of lowering the debt asset ratio and improving the conditions of operation. As of to-date, Huaneng Group holds 100% interests in Jilin Power.

The following sets out certain background information of the subsidiaries and branch companies of Jilin Power:

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
1	Huaneng Linjiang Jubao Hydroelectric Power Limited	2,000	100%	two 10 MW hydro power generating units
2	Huaneng Jilin Biomass Power Generation Limited	18,380	100%
2-1	Huaneng Jilin Biomass Power Generation Limited Nongan Biomass Power Plant	branch company	N/A	25 MW biomass power generating unit
3	Huaneng Zhenlai Wind Power Generation Limited	500	100%	99 MW wind power generating unit
4	Huaneng Baishan Meiganshi Power Generation Limited	60,000	60%	660 MW coal gangue power generating unit, not within the scope of the Transaction
5	Huaneng Jilin Power Generation Limited Jiutai Power Plant	branch company	N/A	two 670 MW coal-fired generating units
6	Huaneng Jilin Power Generation Limited Heat Power Branch	branch company	N/A	N/A

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
7	Huaneng Jilin Power Generation Limited Siping Wind Power Plant	branch company	N/A	196.5 MW wind power generating unit
8	Huaneng Jilin Power Generation Limited Tungyu Tuanjie Wind Power Plant	branch company	N/A	147 MW wind power generating unitNote 1
9	Huaneng Jilin Power Generation Limited Renewable Energy Branch	branch company	N/A	No actual business currently
10	Huaneng Jilin Power Generation Limited Changchun Thermal Power Plant	branch company	N/A	two 350 MW coal-fired generating units

Note 1:	That power plant has yet to obtain, and is in the process of applying for electric power business license.

Note 2:
The planning and construction department of Hekou Mixed Fuel Cogeneration Plant of Jilin Power and Jiutai Biomass Power Plant of Huaneng Jilin Biomass Power Limited are currently in the process of being liquated and wound up.

Certain land parcels owned by Jilin Power, its subsidiaries and branch companies are yet to apply for state-owned land use rights certificates. In addition, the application for property ownership certificates by Jilin Power and its subsidiaries and branch companies in relation to the certain premises (with total gross floor area subject to surveying and measurement) are yet to be completed.

Pursuant to the Transfer Agreement, the 60% interests held by Jilin Power in Huaneng Baishan Meiganshi Power Generation Limited (“Baishan Meiganshi”) are not included in the Transfers. Huaneng Group has the obligation to procure, no later than the Completion Date, the full discharge of all the debts and payments owing by Baishan Meiganshi to Jilin Power and its subsidiaries up to the Completion Date (including but not limited to the receivables of RMB2,140,441,117 from Baishan Meiganshi as of the Base Date), failing which the Company shall have the right to deduct any outstanding amounts from the first payment of the consideration of the Transfers. It is further agreed that Huaneng Group shall cause Jilin Power and its subsidiaries to release the security for the RMB334,938,462 financing of Baishan Meiganshi by 31 May 2016.

Huaneng Group warrants that the ownership of the Jilin Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Jilin Power Interests are not subject to any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Jilin Power will become a subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Jilin Power or appointed Jilin Power for entrusted financial management, nor is Jilin Power in possession of any funds of the Company.

3.	Heilongjiang Power

Date of incorporation:	23 November 2007

Legal status:	Limited liability company (natural person investment or holding corporation sole investment)

Registered capital:	RMB783,350,000

Business scope:
Development, investment, construction, production, operation and management of electric (heat) power projects; development and investment of coal, transportations and relevant industries; distribution and operation of coal.

On 23 November 2007, Heilongjiang Power was established through industrial and commercial registration. Since December 2009, Huaneng Group transferred all its interest in the original branch company to Heilongjiang Power as its share capital increase in Heilongjiang Power. Currently, Heilongjiang Power is a wholly-owned subsidiary of Huaneng Group. In June 2016, Huaneng Group issued the “Approval relating to the Increase of Share Capital of Heilongjiang Power by RMB100 million” (Huaneng Caihan [2016] No. 302) and agreed to inject RMB100 million in cash into the Heilongjiang Power as share capital.

The following sets out certain background information of the subsidiaries and branch companies of Heilongjiang Power:

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
1	Daqing Green Energy Wind Power Generation Limited	41,100	100%	192 MW wind power generating units; 96 MW wind power generating units under construction
2	Huaneng Daqing Heat Power Limited	63,000	100%	two 350 MW coal-fired generating units

No.	Company name	Registered capital (RMB10,000)	Shareholding percentage	Capacity of generating units in operation
2-1	Huaneng Daqing Heat Power Limited Qinan Heat Supply Branch Company	branch company	N/A	N/A
3	Huaneng Yichun Heat Power Limited	53,400	100%	two 350 MW coal-fired generating units
4	Zhaodong Huaneng Heat Power Limited	1,000	100%	N/A
4-1	Huaneng (Qiqiha’er) Qinan Heat Power Limited	50	100% held by Zhaodong Huaneng Thermal Power Limited	To be liquidated and wound up, no actual business currently
5	Heilongjiang Huaneng Energy Sale Limited	21,000	100%	N/A
6	Huaneng Hegang Power Generation Limited	109,250	64%	300 MW+300 MW+ 600 MW thermal power generating units
7	Huaneng Xinhua Power Generation Limited Liability Company	28,488	70%	200 MW+330 MW coal-fired generating units
8	Huaneng Tongjiang Wind Power Generation Limited	33,000	82.85%	198 MW wind power generating unit

Pursuant to the Transfer Agreement, Huaneng Group undertakes to procure the transfer of the 3.82% shares held by Heilongjiang Power in Heilongjiang Longmay Mining Group Co., Ltd. to Huaneng Group prior to the Completion Date so that such shares would not be included in the Transfers.

Certain land parcels owned by Heilongjiang Power, its subsidiaries and branch companies are yet to apply for state-owned land use rights certificates or are yet to be transferred to and re- registered in the name of Heilongjiang Power. In addition, the application for property ownership certificates in relation to certain premises (with total gross floor area subject to surveying and measurement) are yet to be completed.

Huaneng Group warrants that the ownership of the Heilongjiang Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Heilongjiang Power Interests are not subject to any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Heilongjiang Power will become a subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Heilongjiang Power or appointed Heilongjiang Power for entrusted financial management, nor is Heilongjiang Power in possession of any funds of the Company.

4.	Zhongyuan CCGT

Date of incorporation:	July 2007

Legal status:	Limited liability company (state-owned)

Registered capital:	RMB400 million

Business scope:	Natural gas power generation; operation of its own products and export of technology, machines, equipment, parts and raw materials, and import of technology.

The predecessor of Zhongyuan CCGT is Henan Province Zhongyuan CCGT Electricity Limited Company which was established and registered in 2003 with industrial and commercial authority. On 24 December 2007, Huaneng Group entered into an equity transfer agreement in relation to Henan Zhongyuan CCGT Electricity Limited with Henan Lantian Group Company and Guangshen Yiguang Shiye Limited Company (the shareholders of Henan Province Zhongyuan CCGT Electricity Limited Company), pursuant to which each of Henan Lantian Group Guangshan Yiguang Shiye Limited transferred its 85% and 5% interests in Henan Zhongyuan CCGT Electricity Limited Company to Huaneng Group, respectively. Currently, Huaneng holds 90% interest in Zhongyuan CCGT while Henan Lantian Group Company holds the remaining 10%. Henan Lantian Group Limited Company has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Land parcels owned by Zhongyuan CCGT have already obtained state land use right certificates. Application for properties ownership certificates for certain premises in the plant area of Zhongyuan CCGT (total area subject to surveying and measurement) are yet to be completed.

Huaneng Group warrants that the ownership of the Zhongyuan CCGT Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Zhongyuan CCGT Interests are not subject to any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Zhongyuan CCGT will become a subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Zhongyuan CCGT or appointed Zhongyuan CCGT for entrusted financial management, nor is Zhongyuan CCGT in possession of any funds of the Company.

V.	FINANCIAL INFORMATION OF THE TARGET COMPANIES

1.	Shandong Power

The following summary of historical financial information of Shandong Power have been derived from the consolidated financial statements of Shandong Power for the year ended 31 December 2015, and 5 months ended 31 May 2016, audited by KPMG Huazhen LLP (audit report No.: KPMG Huazhen Shen Zi No. 1602280), which is qualified to practice securities and futures related business:

Unit: RMB10,000

	As of 31 December 2015	As of 31 May 2016
Total assets	4,394,660.34	3,868,047.17
Total liabilities	3,584,877.84	2,965,924.63
Total equity	809,782.50	902,122.54
Capital and reserves attributable to equity holders of the Company	539,266.39	661,613.42
Minority interests	270,516.11	240,509.12
	For the year of 2015	5-month period ended 31 May 2016
Operating revenue	2,149,827.59	728,204.70
Profit before income tax expenses	342,345.37	248,279.11
Net profit	244,392.51	179,742.18
Net profit attributable to equity holders of the Company	179,014.62	122,896.79
Minority interests	65,377.89	56,845.39
Net profit less non-recurring items	218,149.02	79,423.46

The unaudited total profit and unaudited net profit (each on a consolidated basis) of Shandong Power for the year 2014 were RMB486.7395 million and RMB235.9862 million respectively.

2.	Jilin Power

The following summary of historical financial information of Jilin Power has been derived from the pro forma consolidated financial statements of Jilin Power for the year ended 31 December 2015 and 5 months ended 31 May 2016, audited by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) (audit report No. PwC ZT Shen Zi (2016) No. 1936), which is qualified to practise securities and futures related businesses:

Unit: RMB10,000

	As of 31 December 2015	As of 31 May 2016
Total assets	1,171,718.60	1,170,008.78
Total liabilities	1,210,800.88	1,198,545.27
Total equity	-39,082.29	-28,536.49
	For the year of 2015	5-month period ended 31 May 2016
Operating revenue	244,754.89	106,941.25
Loss/profit before income tax expenses	-4,886.52	14,247.79
Net loss/profit	-4,409.82	10,643.33
Net profit less non-recurring items	-10,913.01	13,573.94

The unaudited total profit and unaudited net profit (each on a pro forma consolidated basis) of Jilin Power for the year 2014 were RMB-24,568.76 million and RMB-24,617.06 million respectively.

3.	Heilongjiang Power

The following summary of historical financial information of Heilongjiang Power has been derived from the pro forma consolidated financial statements of Heilongjiang Power for the year ended 31 December 2015 and 5 months ended 31 May 2016, audited by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) (audit report No: PWC ZT Te Shen Zi (2016) No. 1934), which is qualified to practise securities and futures related businesses:

Unit: RMB10,000

	As of 31 December 2015	As of 31 May 2016
Total assets	1,328,312.31	1,340,961.53
Total liabilities	1,191,400.91	1,175,774.53
Total equity	136,911.40	165,187.00
Capital and reserves attributable to equity holders of the Company	109,637.43	135,270.12
Minority interests	27,273.97	29,916.88
	For the year of 2015	5-month period ended 31 May 2016
Operating revenue	365,626.93	164,069.40
Profit before income tax expenses	25,097.56	33,386.37
Net profit	20,914.95	28,275.60
Net profit attributable to equity holders of the Company	11,618.10	25,632.68
Minority interests	9,296.85	2,642.92
Net profit less non-recurring items	24,992.12	14,032.88

The unaudited total profit and unaudited net profit (each on a pro forma consolidated basis) of Heilongjiang Power for the year 2014 were RMB139.25 million and RMB108.44 million respectively.

4.	Zhongyuan CCGT

The following summary of historical financial information of Zhongyuan CCGT has been derived from the financial statements of Zhongyuan CCGT for the year ended 31 December 2015 and 5 months ended 31 May 2016, audited by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) (audit report No. PwC ZT Te Shen Zi (2016) No. 1935), which is qualified to practise securities and futures related businesses:

Unit: RMB10,000

	As of 31 December 2015	As of 31 May 2016
Total assets	181,467.25	178,113.70
Total liabilities	197,204.38	192,793.83
Total equity	-15,737.13	-14,680.13
	For the year of 2015	5-month period ended 31 May 2016
Operating revenue	83,243.85	40,515.62
Profit before income tax expenses	221.91	1,428.91
Net profit	221.91	1,057.00
Net profit less non-recurring items	229.92	927.86

The unaudited total profit and unaudited net profit of Zhongyuan CCGT for the year 2014 were RMB1.38 million and RMB1.38 million respectively.

VI.	ASSET VALUATION OF THE TARGET COMPANIES

1.	Shandong Power

1.	Valuation method and valuation results

In accordance with the Asset Valuation Report Zhong He Ping Bao Zi (2016) No.BJV 6027 issued by ZhongHe Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2016 as the Base Date, the detailed valuation approach and results are as follows:

Unit: RMB10,000

Company name	Shareholding percentage	Book value of shareholders’ total equity (non consolidated)	Adopted approach	Appraised value of shareholders’ total equity	Difference	Appreciation rate
Target company
Huaneng Shandong Power Generation Limited	100% held by Huaneng Group	681,443.85	Asset based approach	1,551,592.00	870,148.15	128%
Shandong Power Subsidiaries
Huaneng Laiwu Power Generation Limited	80%	146,319.28	Income approach	491,700.00	345,380.72	236%
Huaneng Jinan Huangtai Power Generation Limited	90%	201,466.68	Income approach	371,700.00	170,233.32	84%
Huaneng Linyi Power Generation Limited	75%	139,006.17	Income approach	276,000.00	136,993.83	99%
Huaneng Shandong Ruyi Coal Power Limited (“Ruyi Coal Power”)	50%	106,564.14	Asset based approach	54,497.92	-52,066.22	-49%
Huaneng Jiaxiang Power Generation Limited	100% held by Ruyi Coal Power	20,101.29	Income approach	57,900.00	37,798.71	188%
Huaneng Qufu Heat Power Limited	100% held by Ruyi Coal Power	-25,763.52	Asset based approach	–	25,763.52	100%
Huaneng Jining Gaoxin District Heat Power Limited	100% held by Ruyi Coal Power	-9,700.00	Asset based approach	–	9,700.00	100%
Huaneng Jining Canal Power Generation Limited	98%	109,627.70	Income approach	258,000.00	148,372.30	135%
Huaneng Zibo Baiyanghe Power Generation Limited	100%	147,262.40	Income approach	198,980.00	51,717.60	35%
Shandong Rizhao Power Generation Limited	56%	177,869.86	Income approach	354,900.00	177,030.14	100%

Company name	Shareholding percentage	Book value of shareholders’ total equity (non consolidated)	Adopted approach	Appraised value of shareholders’ total equity	Difference	Appreciation rate
Huaneng Liaocheng Thermal Power Limited	75%	48,945.43	Income approach	110,500.00	61,554.57	126%
Huaneng Yantai Power Generation Limited	100%	44,336.49	Income approach	98,900.00	54,563.51	123%
Huaneng Taishan Power Limited	57%	129,975.21	Asset based approach	133,554.06	3,578.85	3%
Shandong Liaocheng Heat Power Property Limited Liability Company	75% held by Huaneng Taishan Power Generation Limited	-163.23	Asset based approach	11,120.03	11,283.26	6,912%
Huaneng Yantai Bajiao Thermal Power Limited	100%	24,117.00	Income approach	29,600.00	5,483.00	23%
Huaneng Shandong (Hong Kong) Investment Limited	100%	92,383.93	Asset based approach	104,514.08	12,130.15	13%
Huaneng Taian Zhongtai Power Generation Limited	100%	-32,306.18	Asset based approach	–	32,306.18	100%
Linyi Lantian Thermal Limited	68%	-100.22	Asset based approach	25,986.41	26,086.63	26,030%
Huaneng Penglai Wind Power Generation Limited	100%	20,468.80	Income approach	20,900.0	431.20	2%
Huaneng Shandong Power Fuel Limited	51% held by Shandong Power; 7% held by Huaneng Jining Canal Power Generation Limited; 7% held by Huaneng Taian Zhongtai Power Generation Limited; 7% held by Huaneng Liaocheng Thermal Power Limited; 7% held by Huaneng Zibo Baiyanghe Power Generation Limited; 7% held by Huaneng Linyi Power Generation Limited; 7% held by Huaneng Yantei Power Generation Limited; 7% held by Huaneng Jinan Huangtai Power Generation Limited	10,720.49	Asset based approach	10,716.14	-4.35	0%
Huaneng Dongying New Energy Limited	70%	9,294.55	Income approach	15,800.00	6,505.45	70%
Huaneng Rushan Wind Power Generation Limited	100%	10,032.97	Income approach	9,500.00	-532.97	-5%

Company name	Shareholding percentage	Book value of shareholders’ total equity (non consolidated)	Adopted approach	Appraised value of shareholders’ total equity	Difference	Appreciation rate
Huaneng Shandong Power Generation Maintenance Technology Limited	51% held by Shandong Power; 7% held by Huaneng Jining Canal Power Generation Limited; 7% held by Huaneng Taian Zhongtai Power Generation Limited; 7% held by Huaneng Liaocheng Thermal Power Limited; 7% held by Huaneng Zibo Baiyanghe Power Generation Limited; 7% held by Huaneng Linyi Power Generation Limited; 7% held by Huaneng Yantei Power Generation Limited; 7% held by Huaneng Jinan Huangtai Power Generation Limited	7,863.57	Income approach	9,000.00	1,136.43	14%
Huaneng Shandong Sishui New Energy Limited	100%	4,827.04	Asset based approach	4,659.08	-167.96	-3%
Huaneng Rongcheng New Energy Limited	60%	1,224.76	Income approach	1,700.00	475.24	39%
Huaneng Laiwu New Energy Limited	100%	3,300.00	Asset based approach	3,300.00	–	0%
Huaneng Zibo Boshan Photovoltic Power Generation Limited	100%	2,019.18	Asset based approach	2,019.18	–	0%
Shandong Changdao Wind Power Generation Limited	60%	1,572.34	Asset based approach	4,301.84	2,729.49	174%
Huaneng Shandong Information Technology Limited	100%	7,890.07	Asset based approach	7,957.08	67.01	1%
Huaneng Dezhou Thermal Power Limited	85%	2,000.00	Asset based approach	2,128.55	128.55	6%
Huaneng Zhanhua New Energy Limited	100%	250.03	Asset based approach	250.03	–	0%
Yantai Huangtai Thermal Power Limited	65%	62.70	Asset based approach	62.70	–	0%
Yantai Bohai Thermal Power Limited	35%	10,701.87	Asset based approach	10,701.87	–	0%
Huaneng Rizhao Thermal Limited	100%	1,000.00	Asset based approach	1,000.00	–	0%
Huaneng Shandong Power and Thermal Sales Limited	100%	167.75	Asset based approach	167.73	-0.01	0%

According to applicable laws, the above asset valuation report has been duly filed in compliance with state-owned asset valuation procedure.

2.	Assumptions for valuation

The principal assumptions are as follow:

General assumptions

1.
Assume that the object valued is in the process of trading, the valuer shall make assessment according to the similar market situations such as the transaction conditions of the objects valued, and the evaluation results is the estimate of transaction price of the object valued that most likely obtained;

2.
Assume the appraisal target and assets are traded in the open market, the buyer and seller compete each other on equal basis in the market, and both purchasers and sellers who have ample opportunity and time to acquire market information and strike a deal on volunteering, rational, and mandatory basis;

3.
Assume the entity evaluated will continuously operate after the base date of assets valuation, the usage of the business assets entrusted to be appraised remains unchanged and will continue to be deployed in the current position, the business scope and method will be kept unchanged;

4.	Assume after the base date of assets evaluation, the relevant credit interest rates, exchange rates, tax bases and tax rates, and policy-related fees will have no significant changes;

5.
Assume the prevailing laws, regulations, systems and social politic and economic policies that required to conform to by the enterprises valued in the operation have no material change to the current one; and

6.	Assume that there will be no force majeure or unpredictable factors that may cause material adverse effects.

Specific assumptions

1.	Assume the technical team and senior managers of the entity evaluated remain relatively stable in each year, the enterprise will not experience a severe loss of highly-qualified core professionals;

2.	Assume the appraised entity obeys the relevant national laws and regulations during the asset purchasing, obtaining, construction and sale;

3.
Assume the current and future managers of the operating entities in the appraised company are responsible, and the managers can steadily promote the development plan of the company and the company can maintain a favorable operating situation;

4.
Assume that all the assets within the scope of the valuation as set out in the balance sheet on the valuation base date provided by the entities evaluated were real, and the assets related to the objects valued did not attach any flaw that affect its value;

5.
Assume each asset corresponding to the valuation object make no impact on key technology failure under continuous operation, and such assets are free from harmful substances adverse to their value, and the place of such assets are free from dangerous matters and other harmful environment conditions which make adverse impacts on such assets;

6.
As to the tangible assets of the valuation object, the valuer only check the assets appearance by eyes, and have not performed a dedicated technology inspection for the technique data, working conditions, structure, and invisible portion;

7.
The earnings forecast offered by the managers of the entity evaluated is made on the premise that the enterprise will continue to operate and its operations remain stable in the future, and they have objectively considered the future development plan of the enterprise and the possible influences of the industry’s master planning;

8.
The on-grid tariffs applied in this revenue forecast are based on the latest benchmark of on-grid tariffs (before the date of the issue of the report) as announced by the Shandong Province Price Bureau, taking into account the effect of desulphurization, denitration, deducting tariff, ultra clean emission tariff (each tariff subject to the prevailing policies of the country on the valuation base date) that obtained after reconstruction and acceptance during the income forecast period, and except the above factors, the effect other factors on the tariffs will not be taken into consideration;

9.
The heating price adopted in this income forecast is based on the actual selling price as at the valuation Base Date, and is assumed to remain unchanged during the period for this income forecast (not considering the impact on exemption from VAT on heat supply income obtained from residents);

10.
Assume that the non-base power generation (the transacted power generation, straight power supply in the electricity market) in each plant in the future could maintain its annual increase to its stable operation period during the forecast period; and the on-grid tariffs of non-base power generation during the forecast period will maintain stable during the forecast period with reference to the prevailing market price in the Shandong province;

11.	Assume that the future coal prices remain stable during the income forecast period; and

12.	Assume that each investment projects of the entities evaluated and its subsidiaries approved on the valuation base date have been completed as schedule and are put into use.

Summary of income approach

The income type adopted by this assessment is all the free cash flow generated by all the capital of the enterprise. The free cash flow is equal to the interest-free net profit (after tax) of the enterprise (that is, the total amount of profit of the Company without interest income less the actual amount paid for income tax) plus non cash expenses such as depreciation and amortization less the remainder of additional contributions to the operator capital appoint capital expense. This product is the total amount of cash flow (after tax) generated by the Company which can be distributed to the contributors of the capital of the Company including creditors and shareholders.

Total value of shareholders equity = corporate value-liabilities with interest

Corporate value = operating assets value + overage assets value + non-operating assets value + long-term equity investment value

Liabilities with interest, including short-term borrowing, bills payable with interest, long- term borrowing falling due within a year and long-term borrowing, refers to the debts which need to pay interest in the book of enterprise evaluated on the valuation base date.

Operating assets value

Productive assets refer to assets and liabilities which related to entities evaluated’ production management and that free cash flow estimation involves after valuation base date. The formula of operating assets value is as follows:

among which:	P: operating assets value on valuation base date;

Ri: estimated free cash flow in the ith year after valuation base date;

Rn+1: estimated free cash flow in the last year of forecast period;

r: discount rate, determined by weighted average cost of capital;

n: forecast period;

Calculation of estimated free cash flow (Ri):

Estimated free cash flow in the ith year = earnings before interest and tax × (1-income tax rate) + depreciation and amortization – capital expenditure - additional working capital amount

About cost of sales

1.
Income from power generation constitutes most of the income of power plants. The indicators that have a bigger impact on the income from power generation are the on-grid tariffs and utilisation rates, in particular:

1)	On-grid tariffs

According to the “Notice in relation to Reducing the On-grid Tariffs for Coal Power Generation and the Price of Electricity for General Industrial and Commercial Use” (Faigai Jiage [2015] No. 3105) issued by the National Development and Reform Commission and the benchmark price of electricity for Shandong Province, since 2016, the benchmark on-grid tariff (including desulfuration, denitration and dust elimination) was RMB0.3729/KWhr (inclusive of tax). The price for the generators conforming to ultra-low emission standards was RMB0.3829/KWhr (inclusive of tax). The actual on- grid benchmark tariffs and green electricity tariffs of each power plant are basing on the tariff approved by the Pricing Bureau of Shandong Province:

a)	Notice Regarding Lowering the On-grid Tariffs and Retail Tariffs (Lu Jia Ge Yi Fa [2015] No. 131);

b)	Notice Regarding the Implementation of Green Electricity Tariff for Coal-fired Generating Units with Environmental Protection Facilities Accepted in December 2015 (Lu Jia Ge Yi Han [2016] No. 4);

c)	Notice Regarding the Implementation of Improving the Tariff Policy of Onshore Wind and Photovoltaic Power Generation (the document of Fa Gai Jia Ge [2015] No. 3044) (Lu Jia Ge Yi Fa [2016] No. 7);

d)	Notice Regarding the Implementation of Green Electricity Tariff for Coal-fired Generating Units with Environmental Protection Facilities Accepted in January 2016 (Lu Jia Ge Yi Han [2016] No. 8);

e)	Letter Regarding the Implementation of Ultra-low Emission Tariff for Certain Coal-fired Generating Units (Lu Jia Ge Yi Han [2016] No. 43);

f)
Letter Regarding the Implementation of Ultra-low Emission Tariff for Coal-fired Generating Units Accepted by the Provincial Environmental Protection Authorities in the First Quarter of 2016 (Lu Jia Ge Yi Han [2016] No. 48);

g)
Notice Regarding the Implementation of Green Electricity Tariff for Coal-fired Generating Units with Environmental Protection Facilities Accepted in February and March 2016 (Lu Jia Ge Yi Han [2016] No. 49);

h)	Reply Regarding the On-grid Tariffs for Renewable Energy Generation Projects Including Yinan Linuo Solar Energy Power Engineering Co., Ltd. (Lu Jia Ge Yi Fa [2016] No. 59);

i)	Reply Regarding the On-grid Tariffs for Coal-fired Generating Units Including No. 7 Generating Unit of Huaneng Laiwu Power Plant (Lu Jia Ge Yi Fa [2016] No. 97);

2)	Generation hours

In 2015, affected by the importation of power, and that supply was greater than demand in the power industry, the power generation amount was reduced compared against 2014. According to the latest business directives for assessed companies, the power generation amount in 2016 is forecasted to continue to reduce. It is forecasted that the generation hours may reduce slightly in 2018 and gradually stabilise from 2019 onwards. The trend for the generation hours for each power plant is the same, save for variations as a result of partial grid adjustments etc.

2.	The main cost is fuel cost, mainly reflected in coal consumption and unit costs. The particular assessment criteria is as follows:

1)	Coal consumption

Coal consumption for power generation is one of the important assessment indicators for thermal power plants. Each power plant continuously conducts technical improvement, with a decrease in coal consumption each year in the past years. A portion of the power plants have coal consumption levels better than the industry average and are in leading positions.

The forecast for the coal consumption during the forecast period for the assessed companies mainly made reference to the historical coal consumption levels.

2)	Coal price

Coal price is affected by market prices and fuel coal price. In recent years, the price of coal had continuously stayed low, the procurement costs for power plants have been reducing each year. Affected by factors in 2016 such as the reduction in production capacity of the coal and charcoal industry, the prices of coal and charcoal showed a rising trend. This forecast is based on the financial forecasts from companies in recent years and recent procurement data, with the rise in coal and charcoal prices in consideration. The coal price during the forecast period of June 2016 to December 2016 is based on the coal prices upon arrival at each respective power plant during January 2016 to August 2016 and the loss on entering the furnace, and with an increase rate of 1% per year for the years following until stabilisation.

The forecast for other costs such as inspection and maintenance costs, management costs etc all made reference to the historical levels of companies.

About discount rates

In relation to the selection of discount rates, the weighted average cost of capital (“WACC”) was adopted. The WACC model can be expressed by the following formula:

WACC= Ke×[E÷(D+E)]+Kd×(1-T)×[D÷(D+E)]

Where:	Ke = Cost of equity capital

E = The market value of equity capital

D = The market value of debt capital

Kd = Cost of debt capital

T = Income tax rate

Calculation of cost of equity is made by using Capital and Asset Pricing Model (“CAPM”):

Ke=Rf+ß×(Rm-Rf)+Rc

Where:	Rf = Risk-free yield

ß = Index of equity risk

Rm-Rf = Equity risk premiums (“ERP”)

Rc = Enterprise-specific risks

1.	Risk-free yield

Treasury bond yields are commonly deemed as risk-free. It can be excluded from calculation as there is minimal risk of failing to redeem upon maturity. Risk-free yield is based on treasury bonds with years to maturity of 10 years or longer on the valuation base date (or recently).

2.	Index of equity risk

The relevant data of the comparable listed companies are selected according to the business features of the assessed company against comparable Shanghai and Shenzhen A share listed companies with the same or similar business as the assessed companies obtained through the WIND information system.

3.	Equity risk premiums

Equity risk premiums reflect the risk compensation required by investors due to investing in capital markets with higher risks (compared to bond markets with lower risks). On one hand, China’s history of stock market development is relatively shorter, and that the speculative atmosphere in the market was intense, and that there is higher level of volatility. On the other hand, China currently has a stricter resolution over foreign exchange for capital projects in addition to the unique share fragmentation on the Chinese market. Hence, directly determining the equity risk premiums based on historical data is unreliable, as opposed to a developed market, which has longer historical data and where the equity risk premiums could be directly determined based on historical data. Reference is made to the latest research results of an American financial expert, Aswath Damodaran, on the market risk premium, of which the calculation formula is as follows:

MRP = basic compensation rate in mature stock market + national compensation rate

In the formula above, the basic compensation rate in mature stock market takes the arithmetic average revenue difference of 6.18% between the American stock and treasury in 1928-2015; for the national compensation amount, according to China’s debt level, which is Aa3 as made by Moody’ Investors Service, the national debt- rating agency, the national risk compensation rate is 0.93%.

4.	Ascertaining adjustments of enterprise-specific risks

1)	Ascertaining the rate of return for scaling risks

Compared to listed companies, the assessed company is of a smaller scale, hence we need to take into consideration the rate of return for scaling risks.

2)	Ascertaining individual rate of return of risks

Individual risks means certain risks of the company as against industry competitors. Individual risks include: (1) The operation stage at the location where the company is operating; (2) historical operation conditions; (3) developmental stage of main products; (4) operating business of the company, product and geographical distribution; (5) internal management and control mechanism of the company; (6) experience and qualifications of management; (7) dependency on major clients and suppliers; (8) financial risks.

5.	Ascertaining debt capital cost

This assessment of the debt capital cost made reference to bank long term loan interest rates, analysed the actual loan interest rates of the assessed company in previous years, and considered the current finance conditions and the company’s own features within the industry.

3.	Explanatory notes on appreciation of valuation

As for Shandong Power, the book value of all equity interest held by the shareholders amounted to RMB6,814.4385 million, the all equity interests held by the shareholders is valued to be RMB15,515.92 million, and the added value was RMB8,701.4815 million with a value-added rate of 127.69%, of which the added value of long-term equity investment amounted to RMB8,624.1317 million, representing 99.11% of the total added value.

(1)	Valuation methods and appreciation reasons for long-term equity investment enterprises

1)	Appraisal methods for long-term equity investment enterprises

For main power plants of long-term equity investment enterprises, assets-based method and income method are adopted for evaluation:

The assets-based method is for assets reorganization and reconstruction with reflection to current reset value of enterprises; income method is for the future profitability of enterprises, aiming to reflect the aggregate profitability of each asset.

According to the Asset Valuation Standards and the Guidelines for Valuation Report of State-owned Assets, if various appraisal methods are adopted for the same target, it requests analysis of conclusion for initial value, and a reasonable evaluation conclusion should be formed basing on comprehensive consideration for various appraisal methods, the reasonability of the initial value conclusion as well as both quality and quantity of relevant data.

a.	Selecting evaluation results derived by income method

For the main power plants including Huaneng Jinan Huangtai Power Generation Co., Ltd, Shandong Rizhao Power Generation Co., Ltd., Huaneng Laiwu Power Generation Co., Ltd., Huaneng Linyi Power Generation Co., Ltd., Huaneng Jining Yunhe Power Generation Co., Ltd., results derived by income method are selected as evaluation conclusions. Details are set out as follows:

In recent years, the economic trend and benefit of the power industry obviously improved, which is mainly due to the industrial structure adjustment in China. Though the on-grid price was lowered twice in 2015, as a relatively developed province with large power consumption, and based on thermal power, the operation of power enterprises has been significantly improved. In addition, electric power enterprises in Shandong province will be affected to some extent due to the electric power reform and some electric power enterprises from other provinces tapping into Shandong market. However, all plants are taking active measures such as accelerating the emitting and heating transformation, expanding market and increasing the non-basic power, to steady the power generation and hours as well as rationalize the utilization of facilities.

‚
The power plants above are the important power plants under the unified management in the power grid of Shangdong and the important local units for supplying heat. By analyzing the operation conditions and financial data in recent years, the operation conditions of power plants keep stable basically and well, and transformations for environmental protection have been completed continuously, so that those power plants have the greater advantages in the power generation area in Shangdong Province, no material changes will occur in the future operation situation and conditions, and the relevant data can be estimated reasonably, therefore the income method is adopted as evaluation conclusion.

b.	Selecting evaluation results derived by assets-based method

For the power plants including Huaneng Taian Zhongtai Power Generation Co., Ltd., Linyi Blue Sky Thermal Power Co., Ltd., Huaneng Zibo Boshan Photovoltaic Power Generation Co., Ltd., assets- based method is adopted to assess due to the larger uncertainty of future profit.

2)	The major reasons for appreciation are as follows:

a.	Stable growth advantage in power market

In 2015, the power consumption in the whole society in Shandong Province amounted to 511.7 billion kWh, representing a year-on-year growth of 2.8%; the generating capacity in Shandong amounted to 461.94 billion kWh, representing a growth of 2.8%; the installed electricity capacity amounted to 97.157 million kWh, of which the proportion of new energy generation capacity was increased to 11.5%; due to the acceleration in implementing the strategy of “transmission from outside to Shandong”, the electricity outside the province accepted by the power grid amounted to 49.76 billion kWh in that year, representing 9.7% of the power consumption in the whole society.

From January to May 2016, the generating capacity in Shandong Province amounted to 188.985 billion kWh, representing a year-on-year growth of 2.51%; the electricity outside the province amounted to 20.56 billion kWh, representing a year-on-year growth of 5.07%. The thermal power utilization hours in Shandong Province amounted to 1,915 hours, representing a year-on- year increase of 44 hours. The power consumption in the whole province amounted to 209.545 billion kWh, representing a year-on-year growth of 2.76%. From the perspective of electricity consumption structure, the industrial power consumption (representing 77.29% of power consumption in the whole province) has a year-on-year growth of 1.12%, the power consumption of primary industry increased by 15.94%, and the power consumption for living of urban and rural residents increased by 7.22%. Both the generating capacity and power consumption in Shandong Province remained a stable growth.

b.	Scale advantage

As of the end of February 2016, the total installed generation capacity in Shandong province was 98.18 million kW, in which, the installed capacity of public power plants of provincial dispatcher and direct dispatcher was 50.96 million kW (National Energy Administration- situation of power operation in Shandong province in February 2016). Shandong Power has 13 thermal power plants, 6 wind power plants and 3 photovoltaic power stations in Shandong Province. Its installed gross capacity amounted to 11,502,650 kW (including the enterprises under construction and the holding enterprises), representing 11.72% of installed gross capacity of Shandong Province and 22.57% of capacity of units scheduled by Shandong Province. It is a power generating company with the largest installed capacity in Shandong Province and has a relatively strong scale advantage in Shandong Province.

c.	Environmental protection and energy saving advantages

During “The 12th Five-Year”, the coal consumption of electricity supply generated by Shandong Power has lowered 14.29 g/kWh in total, and all power plants with the unit capacity of more than 300,000 kWh has passed the acceptance of “excellent cost-effective and environmental-friendly enterprise” by Huaneng Group. The Company led to carry out the transformation of ultra- low emissions in Shandong Province and Huaneng System. The ultra-low emission technology of Shandong and Huaneng Group succeeded in Baiyanghe Power Plant and Huangtai Power Plant of Shandong Power respectively.

In November 2015, all units of Rizhao Power Plant successfully passed the completion acceptance of environmental protection organized by Environmental Protection Department of Shandong Province. Rizhao Power Plant became the first power generation enterprise with all units passing the acceptance of ultra-low emissions.

In December 2015, No. 5 Generating Unit of Shandong Linyi Power Plant started successfully in the first time upon the completion of high back-pressure heating transformation, and operated in series of high back-pressure heating circulating water with No. 6 Generating Unit, which realized the first operation of two 140,000 kW generating units in series of high back-pressure heating circulating water. Through technology novelty search, this technology is industry-leading.

On 24 December 2015, No. 6 Generating Unit of Wulai Power Plant successfully finished the trial operation with full load for 168 hours, marking the formal operation of the first 1000 MW ultra-supercritical secondary reheating unit in Shandong Power and Shandong Province. The generating unit adopts the most advanced secondary intermediate reheating technology in the world, and mainly improves the efficiency by increasing the thermal cycling times. It is the most environment-friendly thermal power generating unit with highest efficiency, minimum energy consumption and optimal indexes. During the trial operation, both the major and auxiliary equipment of the generating unit operates safely and stably. Dedusting, desulfurization and denitration facilities are put in operation together with the main work. The emission concentrations of Sulphur dioxide, nitrogen oxides and dust are 10, 15 and 1.5 mg/m3, all superior to the ultra-low emission standards in Shandong, thus realizing the ultra-clean emission.

Shandong Power plans to complete the transformation of ultra-low emission technology for all generating units at the end of 2017, and other energy-saving renovation projects are also executed as planned. Therefore, the Company has a relatively strong advantage over environmental protection and energy saving.

In light of the above, under the guarantee of national policy and the continuous growth of power market in Shandong, the total installed capacity of Shandong Power constantly grows, and the environmental protection and energy saving technology are improved gradually, all providing powerful safeguard for the production, operations and profitability of each power plant in the future. Therefore, an appreciation is valued.

(2)	Valuation methods and appreciation reasons for other assets

In addition to the following power plants, other assets of Shandong Power are headquarter office building and merchandise houses. Those properties are mainly located in Jinan and Beijing. The market comparison approach is adopted for valuation. Since 2016, the real estate market has become rebound for all tire cities in China, and both the trading volume and trading amount have a relatively large growth. Therefore, an appreciation is valued for the office building and merchandise houses.

2.	Jilin Power

1.	Valuation method and valuation results

In accordance with the Asset Valuation Report Zhong Lian Ping Bao Zi [2016] No. 1171 issued by Hubei Zhonglian Asset Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2016 as the Base Date. The valuation approach and results are as follows:

Unit: RMB10,000

Number	Company Name	Shareholding percentage	Book value of shareholders’ total equity (non consolidated)	Adopted approach	Appraised value of shareholders’ total equity	Difference	Appreciation rate
Target Company
1	Huaneng Jilin Power Generation Limited	100% held by Huaneng Group	-33,241.74	Asset based approach	55,500.57	88,742.31	266.96%
Jilin Power Subsidiaries
2	Huaneng Linjiang Jubao Hydroelectric Power Limited	100%	6,704.30	Asset based approach	21,416.32	14,712.02	219.44%
3	Huaneng Jilin Biomass Power Generation Limited	100%	-9.59	Asset based approach	-641.14	-631.55	-6,584.79%
4	Huaneng Zhenlai Wind Power Generation Limited	100%	-26,148.86	Asset based approach	-23,674.99	2,473.87	9.46%

According to applicable laws, the above asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

2.	Assumptions for valuation

The principal assumptions for the valuation are as follows:

Basic assumptions

1.	Going-concern Assumption. The existing use of assets will be the same and its business will keep on operating.

2.	Open Market Assumption. Each asset premises on the physical inventory on the valuation base date, and current market price of related assets is based on the domestic price level.

3.
Transaction Assumption. The valuer simulates a market for valuation according to transaction conditions of the valuation object, etc. The valuation conclusion is estimation for the most likely transaction price of the valuation object.

4.
No material changes in the current national macroeconomic, finance and industry, resource utilization, energy, laws of environmental protection, as well as massive technological innovation in industry.

5.	No material changes in social economic environment and policies of tax and tax rate of entities evaluated.

6.	No material changes in industrial policy and technology of entities evaluated.

7.	Exchange rate, significant interest rate fluctuations and influences of inflation to the currency will not be taken into account in the valuation.

8.
The accounting policy adopted by entities evaluated will maintain consistency in the key aspects. No changes on key accounting policies and the provision of financial accounting and other information is true, accurate and complete, and the provision of future performance is reasonable, scientific and solid.

9.
Contingent matters, litigations, subsequent events and other material events are fully disclosed, and asset ownership covered in valuation scope is clear, and the provision of documents of asset ownership is legally effective.

10.
Influences from assets in the valuation scope and other liability related pledge, collateral, guarantee, contingent assets and contingent liabilities after the valuation base date to Valuation Conclusions will not be taken into account in the valuation.

11.
The issues of law outside the valuation scope will not be taken into account in the valuation, as well as the influences of changes in asset markets after the valuation base date to Valuation Conclusions.

12.	No material adverse effect of force majeure and unforeseeable factors.

Special assumptions

1.	Technical team and its senior managements of entities evaluated will be relatively stable in each year and no core professional staff loss.

2.	Entities evaluated will keep on operating, and electric power production and sales will still be the main business.

3.
Income forecast provided by the management of entities evaluated is based on the sustainable and well operation of the enterprise in the future, with influences from objective and reasonable consideration of enterprise of future plan and overall development plan of local government.

4.
Pricing in electric network adopted in the income forecast is determined by the newly implemented electricity price of the company, and assume it will not be adjusted in the forecast period; and no material changes in provision and price of raw material and accessories used by entities evaluated in the future operating periods.

5.	Entities evaluated will comply with relevant national laws and regulations in the future, and no significant non-compliance that has adverse effect on the development and profit of the Company.

6.	Entities evaluated have well-distributed revenue, cost, renewal and other expense during each year.

7.
The structure of main business, sale strategies and cost control of the entities evaluated will stay the same as previous years without material changes. No changes in management, operation strategies and business environment, that is, the valuation is based on the production capacity, assets structure and business scale on the valuation base date.

8.
No significant changes on the expenses of operation and management of entities evaluated based on the existing infrastructure in the future operating periods, keeping on the trend of previous years and changing with movement of business scale. Financial expenses in the valuation refer to the interest on the borrowing generated from the production and operation of the enterprise. Interest income and service fee of settlement business will not be taken into account in the valuation in light of frequent changes or significant changes of enterprise bank deposit.

9.	Enterprise income tax rate adopted by the entities evaluated is 25%, without regard to tax preference in the future.

10.
Enterprises need to update its operating facilities, equipment and production capacity in the future operating periods, and take into account the capital expenses generated from the electronic equipment and office equipment due to the increase of the staff.

11.	Enterprises can obtain borrowing through financial channel in the future.

12.	The increase of operating capital of the company keeps abreast of the business scale.

3.	Explanatory notes on appreciation of valuation

The appreciation in the evaluation of all equity of shareholders of Jilin Power is RMB887.4231 million, representing a value-added rate of 266.96%. The main reasons for appreciation are as follows:

(1)	Appreciation of the current assets was mainly due to the valuation of provisioning for bad debts being zero.

(2)
The appraised value of financial assets available for sale increased by RMB2,444,900, representing a value-added rate of 2.6%. The valuation for book value of Jilin Provincial Electrical Power Science Research Institute Co., Ltd. is made by cost method, which realizes profit in an accumulative manner with a better and effective operation, resulting added value compared to the origin investment cost.

(3)
The appraisal impairment value of investment real estate is RMB4,080,500, with an impairment rate of 100.00%, which is mainly due to the investment real estate being merged into the appraisal of housing buildings.

(4)	The valuation appreciation of fixed assets is RMB654,350,400, with an appreciation rate of 9.42%, which is mainly due to the valuation of provisioning for depreciation of fixed assets being zero.

(5)	The valuation value of intangible assets increased by RMB80,269,000, representing an appreciation rate of 64.44%, which is due to the increase of value in valuation of land use right.

3.	Heilongjiang Power

1.	Valuation method and valuation results

In accordance with the Asset Valuation Report Zhong Tian Hua Zi Ping Bao Zi [2016] No. 1468 issued by China Appraisal Associates which is qualified to practise securities and futures related businesses, with 31 May 2016 as the Base Date, the detailed valuation approach and results are as follows:

Unit: RMB10,000

Company name	Shareholding percentage	Book value of shareholders’ total equity (non consolidated)	Adopted approach	Appraised value of shareholders’ total equity	Difference	Appreciation rate
Target Company
Huaneng Heilongjiang Power Generation Limited	100% held by Huaneng Group	96,485.59	Asset based approach	209,806.62	113,321.03	117.45%
Heilongjiang Power Subsidiaries
Daqing Wind Power Generation Limited	100%	38,593.99	Asset based approach	34,556.88	-4,037.11	-10.46%
Huaneng Yichun Thermal Power Limited	100%	49,096.99	Asset based approach	50,328.38	1,231.39	2.51%
Huaneng Tongjiang Wind Power Generation Limited	83%	37,799.82	Asset based approach	30,200.66	-7,599.16	-20.10%
Huaneng Daqing Thermal Power Limited	100%	68,490.16	Asset based approach	63,767,26	-4,722.90	-6.90%
Huaneng Hegang Power Generation Limited	64%	33,151.37	Asset based approach	104,859.30	71,707.93	216.30%
Huaneng Xinhua Power Generation Limited	70%	38,332.40	Asset based approach	90,875.31	52,542.91	137.07%
Zhaodong Huaneng Thermal Limited	100%	7,424.50	Asset based approach	15,686.47	8,261.97	111.28%

According to applicable laws, the above asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

2.	Assumptions for valuation

The principal assumptions for the valuation are as follows:

1.
There is no major change to relevant laws, regulations and policies as well as the macro economic situation of China; there is no major change in the political, economic and social environments of the regions in which all parties to the proposed transfer are located, and no other unforeseeable and uncontrollable factors result in any significant adverse impact;

2.	In light of the actual sate of the evaluated assets on the valuation base date, it is presumed that the company will operate on a continuous basis;

3.	It is assumed that the managers of the company are responsible and the management of the company is competent for their offices;

4.	It is assumed that on the basis of its current management model and management capabilities, the future business scope and approach will be consistent with what they currently are;

5.
It is assumed that the accounting policies that the company subject to the valuation will adopt is consistent with the accounting policy that it followed at the time when this report was prepared in all important aspects;

6.	No major change will happen to interest rate, exchange rate, base rates of taxes and duties, and policy-based fees and charges;

7.
The valuation is based on the current operational capacity of the company on the reference day. No consideration is given to expansion in the operational capabilities of the company, which is caused by the management and operational strategy of or additional investment in the company;

8.
All assets evaluated were subject to the amount actually held by the company on the valuation base date. The current market price of relevant assets was subject to the valid domestic price on the valuation base date;

9.	The electricity price and unit of heating in profit forecast period would remain unchanged;

10.	The influences of foreign equity investments to value of entities evaluated project after the valuation base date would not be taken into account;

11.
For the purpose of the present valuation, it is assumed that the basic materials and financial materials provided by the clients and the company subject to the valuation are genuine, accurate and complete; and

12.
The valuation scope is subject to the valuation declaration forms provided by the company undergoing the valuation. No consideration is made to the possibility that the client or the company may provide assets or liabilities not included on the list they provided.

3.	Explanatory notes on appreciation of valuation

Heilongjiang Power Generation obtains an appreciation of RMB1,133,210,300 in all shareholders’ interest, representing an appreciation rate of 117.45%. The main reasons for appreciation are as follows:

a)
The main reason for the increase in the valuation of vehicles’ net value is that deprecation term is shorter than that required in the valuation, which resulted in the increase in the valuation of net value;

b)
The increase in the valuation of houses’ original value is due to the early date of purchasing the appraised real estate and the lower price. In recent years, the significantly increased price in commodity houses in Harbin resulted in the increase in the original value. The increase in net value is due to that the net value after withdrawal and deprecation of enterprises’ houses was lower than the added value of real estate market; and

c)
The reason for the increase in the valuation of long-term equity investments. The book value of each subsidiary included in the valuation scope at the valuation base date was the investment cost, and the appraised value of net assets of each subsidiary, which was in profitable condition at the valuation base date, has higher added value compared to the investment cost, which resulted in the increase in the valuation of long-term equity investments.

4.	Zhongyuan CCGT

1.	Valuation method and valuation results

In accordance with the Asset Valuation Report ZT Huazi Pingbao Zi [2016] No. 1501 issued by ZhongHe Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2016 as the Base Date, the detailed valuation approach and results are as follows:

Unit: RMB10,000

Company Name	Shareholding percentage	Book value of shareholders’ total equity	Adopted approach	Appraised value of shareholders’ total equity	Difference	Appreciation rate
Target Company
Huaneng Henan Zhongyuan CCGT Turbine Limited	90% held by Huaneng Group	-14,680.13	Asset based approach	5,335.32	20,015.45	136.34%

According to applicable laws, the above asset valuation report has been duly filed in compliance with state-owned asset valuation procedure.

2.	Assumptions for valuation

The principal assumptions for the valuation are as follows:

1.
There is no major change to relevant laws, regulations and policies as well as the macro economic situation of China; there is no major change in the political, economic and social environments of the regions in which all parties to the proposed transfer are located, and no other unforeseeable and uncontrollable factors result in any significant adverse impact;

2.	In light of the actual sate of the evaluated assets on the valuation base date, it is presumed that the company will operate on a continuous basis;

3.	It is assumed that the managers of the company are responsible and the management of the company is competent for their offices;

4.	It is assumed that on the basis of its current management model and management capabilities, the future business scope and approach will be consistent with what they currently are;

5.
It is assumed that the accounting policies that the company subject to the valuation will adopt is consistent with the accounting policy that it followed at the time when this report was prepared in all important aspects;

6.	No major change will happen to interest rate, exchange rate, base rates of taxes and duties, and policy-based fees and charges;

7.
The valuation is based on the current operational capacity of the company on the valuation Base Date. No consideration is given to expansion in the operational capabilities of the company, which is caused by the management and operational strategy of or additional investment in the company;

8.
All assets evaluated were subject to the amount actually held by the company on the valuation base date. The current market price of relevant assets was subject to the valid domestic price on the valuation Base Date;

9.	Assume the tariff price and heating price of the company remain the same during income estimation period as of the Base Date;

10.	The valuation does not take into account the effect imposed by the outward equity investment projects of the entity appraised after the valuation Base Date on its value;

11.
For the purpose of the present valuation, it is assumed that the basic materials and financial materials provided by the clients and the company subject to the valuation are true, accurate and complete; and

12.
The valuation scope is subject to the valuation declaration forms provided by the company undergoing the valuation. No consideration is made to the possibility that the client or the company may provide assets or liabilities not included on the list they provided.

3.	Explanatory notes on appreciation of valuation

The added appraisal value of all shareholders’ interest of Zhongyuan CCGT is RMB200,154,500, representing an appreciation rate of 136.34%. The reasons are as follows:

a)	The main reasons of the net value appreciation of equipment is mainly because the depreciation life provided by enterprise is shorter than economic use life in machineries and equipment assessment;

b)	the appreciation of net value of vehicles in valuation is mainly due to the shorter depreciation term as compared to the economic use life of vehicles;

c)
The added original value of valuation of house buildings and pipelines and channels is due to the appreciation of replacement value as a result of the added cost of labors, management fees and prices of building materials such as armored concrete. The added net value of valuation of house buildings is due to the lower depreciation life of house buildings of enterprises as compared to the economic use life of buildings; and

d)
The added value of intangible assets is from the transfer of land use rights with book value of enterprises as land acquisition costs, while the historical cost method is adopted by enterprises. The land value in this assessment represents the actual value thereof, resulting in an added value of RMB15,648,500 of the land of Zhu Shi Guo Yong (2011) No. 8606.

VII.	PRICING OF THE TRANSFERS

The pricing of the Transfers is determined by taking into account various factors including the production, operation and financial position, future planning for development and strategic synergy with the Company of each of the Target Companies, while also taking into consideration the trend of the capital market, valuation of comparable companies in the same industry, valuation level of the past transactions and results of asset valuation of each of the Target Companies. The transaction consideration for the Transfers is fixed at RMB15,113,825,800.

VIII.	OTHER ARRANGEMENTS CONCERNING THE TRANSACTION

According to the arrangements under the relevant agreements, in relation to the financings or guarantees provided to the Target Companies by Huaneng Group, both parties agree that, unless otherwise agreed, such financing or guarantee will continue to be performed until those agreements are completed. After the completion of the Transaction, the transactions entered into between the Target Companies and the connected persons of the Company including Huaneng Group, will be budgeted and reviewed in accordance with the connected transactions monitoring system of the Company.

The Company has been strictly separate from Huaneng Group in terms of assets and financial matters. The Transfers will not cause any change to such separation and independence of the Company. The Company will further separate the Huaneng Group employees in the Target Companies from Huaneng Group as soon as possible after Completion in accordance with the applicable PRC laws, regulations and rules. The Company will finance the Transfers with internal resources. The Transfers will help further reduce the potential competition between the Company and its connected persons relating to the business currently conducted by the existing power plants.

IX.	SPECIAL CIRCUMSTANCES IN RELATION TO TRANSFER OF ASSETS AT PREMIUM

The valuation results of certain Target Companies and their subsidiaries (as shown in the table below) are at a premium of above 100% of the book value. The high premium in the valuation result of Shandong Power is mainly attributable to the following factors: (1) Shandong province has a developed economy and a power mix that mainly relies on thermal power, while Shandong Power is the largest power generation company in the province, whose installed capacity secures a strong competitive edge in the market in terms of both scale and market share. Also, Shandong Power owns some important power plants under unified management within the Shandong power grid and over half of its installed capacities are cogeneration units, which makes it a major heat supplier with good economic benefits on the local market; (2) The increase in the value of Jilin Power is mainly due to appreciation of valuation of fixed assets under asset based approach; and (3) The increase in value of Zhongyuan CCGT is not huge, but the relatively high debt-to-assets ratio and low net assets of Zhongyuan CCGT together lead to a premium of over 100% of the book value.

According to and for the purpose of complying with the Guidelines of the Shanghai Stock Exchange for the Implementation of the Connected Transactions of Listed Companies and other relevant PRC laws and regulations, KPMG LLP and PricewaterhouseCoopers (special general partnership) respectively issued the reports on examination of profit forecast for 2016 and 2017 in relation to the Target Companies and their subsidiaries whose valuation results are at a premium of above 100% of the book value.

Unit：RMB10,000

No.	Company	Forecasted net profit for 2016	Forecasted net profit for 2017
1.	Huaneng Shandong Power Generation Limited	244,598.8	172,101.4
2.	Huaneng Laiwu Power Generation Limited	39,524.0	69,036.1
3.	Huaneng Shandong Ruyi Coal Power Limited	-5,276.1	3,947.7
4.	Huaneng Jiaxiang Power Generation Limited	7,213.7	6,728.8
5.	Huaneng Qufu Heat Power Limited	-7,010.7	-1,550.3
6.	Huaneng Jining Gaoxin District Heat Power Limited	-4,642.7	-345.9
7.	Huaneng Jining Canal Power Generation Limited	16,788.2	15,033.5
8.	Huaneng Liaocheng Thermal Power Limited	9,923.2	8,153.7
9.	Huaneng Yantai Power Generation Limited	5,719.7	2,941.4
10.	Shandong Liaocheng Heat Power Property Limited Liability Company	26.3	32.1
11.	Huaneng Taian Zhongtai Power Generation Limited	-4,023.0	1,638.7
12.	Linyi Lantian Thermal Limited	2,254.0	2,552.6
13.	Shandong Changdao Wind Power Generation Limited	-3,332.4	50.8
14.	Huaneng Jilin Power Generation Limited (pro forma entity)	9,826.6	6,704.0
15.	Huaneng Linjian Jubao Hydroelectric Power Limited	412.1	438.0
16.	Huaneng Henan Zhongyuan Gas Turbine Limited	3037.7	878.6
17.	Huaneng Hegang Power Generation Limited	10,493.6	8,361.5
18.	Huaneng Xinhua Power Generation Limited	2,626.1	132.5
19.	Zhaodong Huaneng Thermal Limited	1,894.7	2,443.5

X.	PURPOSE OF THE TRANSACTION AND THE EFFECT ON THE COMPANY

The Transaction implements Huaneng Group’s committment to avoid business competition with the Company. This is conducive to further expanding scale, increasing the market share and improve the competitiveness of the Company. After the completion of the Transaction, the Company’s business scale and geographical reach will be further expanded and its profitability will also be enhanced.

After completion of the Transaction, the Company will increase the total installed capacity of generating units in operation by 15.937 million KW, equity installed capacity by 13.389 million KW, total installed capacity of generating units under construction by 3.666 million KW. The capacity of generating units will allow the Company to further expand its business scale, increase its market share and enter the Jilin and Heilongjiang market for the first time.

Calculated in accordance with the China Accounting Standards for Business Enterprises, the total assets and total liabilities of the Target Companies of the Transfers amounts to RMB65.571 billion and RMB55.33 billion respectively as at 31 May 2016. From January to May 2016, the aggregate profit (after tax) of the Target Companies amounted to RMB2.197 billion. After the completion of the Transfers, the earnings of the Target Companies will change due to the actual market conditions.

If the financial statements of the Target Companies are prepared in accordance with the International Financial Reporting Standards, the depreciation and amortisation items in the financial statements will be different from those shown in the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises, and financial data including net profit attributable to shareholders of the Company will therefore be different.

Upon completion of the Transfers, Shandong Power, Jilin Power, Heilongjiang Power and Zhongyuan CCGT will become the subsidiaries of the Company. The table below sets out details of the guarantees provided by the Target Companies, which will continue to be performed according to the underlying agreements after the Completion (pursuant to the Transfer Agreement, Huaneng Group shall procure that a guarantee granted by Jilin Power and its subsidiaries for Jilin Baishan Meiganshi Power Generation Limited amounting to RMB334,938,462 as of 31 May 2016 be released by the Completion Date):

Creditor	Guarantee	Guarantor	Guarantee amount (as at 31 May 216) (RMB)	Commencement date of debt obligation	Maturity date of debt obligation	Period of guarantee	Form of guarantee
China Agricultural Bank Jiaxiang County Sub-branch	Huaneng Jiaxiang Power Generation Limited	Huaneng Shandong Ruyi Coal Power Limited	100,000,000	November 2005	July 2019	Two years onwards from the maturity date of the principal	Joint liability

Creditor	Guarantee	Guarantor	Guarantee amount (as at 31 May 2016) (RMB)	Commencement date of debt obligation	Maturity date of debt obligation	Period of guarantee	Form of guarantee
Agricultural Bank of China Baishanjiangyuan branch	Huaneng Baishan Meiganshi Power Generation Company	Jilin Power (Note: Will be released before Completion Date)	40,384,615.40	October 2013	October 2026	Two years onwards from the maturity date of the principal	Joint liability
			76,153,846.16	December 2013	December 2026	Two years onwards from the maturity date of the principal	Joint liability
			42,000,000	March 2014	September 2026	Two years onwards from the maturity date of the principal	Joint liability
			58,800,000	May 2014	May 2027	Two years onwards from the maturity date of the principal	Joint liability
			82,400,000	May 2014	May 2027	Two years onwards from the maturity date of the principal	Joint liability
			35,200,000	June 2014	June 2027	Two years onwards from the maturity date of the principal	Joint liability
Industrial and Commercial Bank of China Daqing Tieren Branch	Huaneng Daqing Heat Power Limited	Heilongjiang Power	550,320,000	February 2013	February 2028	Two years onwards from the maturity date of the principal	Joint liability
Industrial and Commercial Bank of China Daqing Ha’erbin Development Zone Branch	Daqing Green Source Wind Power Limited	Heilongjiang Power	730,000,000	November 2011	November 2025	Two years onwards from the maturity date of the principal	Joint liability
Industrial and Commercial Bank of China Ha’erbin Development Zone Branch	Daqing Green Source Wind Power Generation Limited	Heilongjiang Power	5,700,000	June 2014	June 2028	Two years onwards from the maturity date of the principal	Joint liability
The Export-Import Bank of China Heilongjiang Branch	Huaneng Yichun Cogeneration Limited	Huaneng Daqing Heat Cogeneration Limited	200,000,000	March 2015	November 2026	Two years onwards from the maturity date of the principal	Joint liability
Bank of China Hegang Branch	Huaneng Hegang Power Generation Limited	Heilongjiang Power	108,000,000	February 2012	February 2017	Two years onwards from the maturity date of the principal	Joint liability
Shanghai Pudong Development Bank Ha’erbin Branch	Huaneng Tongjiang Wind Power Generation Limited	Heilongjiang Power	120,000,000	March 2010	March 2023	Two years onwards from the maturity date of the principal	Joint liability

Creditor	Guarantee	Guarantor	Guarantee amount (as at 31 May 2016) (RMB)	Commencement date of debt obligation	Maturity date of debt obligation	Period of guarantee	Form of guarantee
Shanghai Pudong Development Bank Ha’erbin Branch	Huaneng Tongjiang Wind Power Generation Limited	Heilongjiang Power	80,000,000	October 2010	October 2022	Two years onwards from the maturity date of the principal	Joint liability
The Export-Import Bank of China Heilongjiang Province Branch	Huaneng Tongjiang Wind Power Generation Limited	Heilongjiang Power	300,000,000	July 2015	June 2029	Two years onwards from the maturity date of the principal	Joint liability
The Export-Import Bank of China Heilongjiang Province Branch	Huaneng Tongjiang Wind Power Generation Limited	Heilongjiang Power	100,000,000	December 2015	December 2029	Two years onwards from the maturity date of the principal	Joint liability

Notes:
In January 2016, Shandong Power applied to ICBC Jinan Jinger Road Sub-branch for the opening of a financing bond of US$ 70,000,000 (standby L/C) to provide security for the US$ 70,000,000 loan borrowed by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited from ICBC Lahore Branch for a term from 29 January 2016 to 20 January 2017.

In April 2016, Shandong Power applied to CCB Jinan Quancheng Sub-branch for the opening of a financing bond of US$ 210,000,000 (standby L/C) to provide security for the US$ 210,000,000 loan borrowed by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited from CCB Seoul Branch for one year starting from 7 April 2016.

In August 2016, Shandong Power applied to BOC Jinan Licheng Sub-branch for the opening of a financing bond of US$ 100,000,000 (standby L/C) to provide a joint and several guarantee for the US$ 100,000,000 loan borrowed by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited from BOC Singapore Branch for a term from 30 August 2016 to 13 March 2017.

In September 2016, Shandong Power applied to CCB Jinan Quancheng Sub-branch for the opening of a performance bond of US$ 1,320,000 to provide security for the obtaining and development of the power station project from local government by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited for a term from 18 September 2016 to 17 January 2018.

XI.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Under the Hong Kong Listing Rules, the Transaction constitutes a discloseable and connected transaction of the Company. As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the scale of the Transaction, in aggregate, are more than 5% but less than 25%, the Transaction is subject to the reporting, announcement, annual review requirement and shall comply with the Independent Shareholders’ approval requirements set out in the Hong Kong Listing Rules.

The “Proposal regarding the Acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests” (including but not limited to the Transfer Agreement, the Profit Forecast Compensation Agreement and the transactions contemplated thereunder) was considered and approved by the Board on 14 October 2016. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being Directors of the Company who are connected to the Transaction, had abstained from voting on the board resolution relating to the Transaction. The resolution was voted by Directors who are not connected to the Transaction. The Directors of the Company are of the view that the Transaction Agreements were entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

As disclosed in this announcement, the valuation of certain subsidiaries of Shandong Power was prepared based on income approach (the “Profit Forecast of the Relevant Subsidiaries”) and therefore constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules. As such, the requirements under Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable.

In accordance with Rule 14.62(2) of the Hong Kong Listing Rules, the Company has engaged, KPMG to report on the calculations of the discounted future cash flow under Profit Forecast of the Relevant Subsidiaries. KPMG has reviewed the calculations of the discounted future cash used and contained in the valuation report prepared by Zhong He Appraisal Co., Ltd..

Also, in accordance with Rules 14.62(3) of the Hong Kong Listing Rules, the Company has engaged CITIC CLSA Capital Markets Limited (the “Financial Adviser”) to review the procedures undertaken by the Directors of the Company in preparing the forecast underlying the valuation prepared by the valuer of the Profit Forecast of the Relevant Subsidiaries. The Financial Advisor is satisfied that the forecast has been made by the Board after due and careful enquiry.

To the best of the Directors’ knowledge, information and belief, having made all reasonably enquiries, the valuer of Shandong Power, Zhong He Appraisal Co., Ltd. is a third party independent of the Company and its connected persons.

The report from KPMG for the purpose of Rule 14.62(2) of the Hong Kong Listing Rules on the Profit Forecast of the Relevant Subsidiaries is set out in Appendix I of this announcement. The letter from the Financial Adviser for the purpose of Rule 14.62(3) of the Hong Kong Listing Rules on the Profit Forecast of Relevant Subsidiaries is set out in Appendix II to this announcement.

The following are the qualifications of the experts who have given their opinion and advice included in this announcement.

Name	Qualification
CITIC CLSA Capital Markets Limited	A licensed corporation to carry out Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
KPMG	Certified Public Accountants in Hong Kong

To the best knowledge, information and belief of the Directors, as at the date of this announcement, each of the above mentioned experts was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the date of this announcement, each of the above mentioned experts did not have any direct or indirect interest in any assets which had been since 31 December 2015 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

Each of the experts mentioned above has given and has not withdrawn its consent to the publication of this announcement with inclusion of its letter, report or statement(s) and all references to its name and logo in the form and context in which it appears.

XII.	EXTRAORDINARY GENERAL MEETING

The Company will convene an Extraordinary General Meeting on 30 November 2016 to table the “Proposal regarding the Acquisition of the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests and the Zhongyuan CCGT Interests” to seek the Independent Shareholders' approval to such discloseable and connected transaction as contemplated under the Transaction Agreements. Huaneng Group and their associates (holding an aggregate of 7,167,926,520 ordinary shares in the Company, representing approximately 47.16% of the total issued shares of the Company as of 30 September 2016) will abstain from voting in the resolution with respect to the Transaction at the Extraordinary General Meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of Hong Kong Listing Rules.

The Independent Board Committee of the Company will advise the Independent Shareholders in respect of the discloseable and connected transaction contemplated under the Transaction Agreements and will appoint an independent financial adviser (and will make announcement on such appointment) to advise the Independent Board Committee and the Independent Shareholders in respect of the discloseable and connected transactions contemplated under the Transaction Agreements.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall deliver a circular containing details of the discloseable and connected transactions contemplated under the Transaction Agreements, the letter from the Independent Board Committee and the advice of the independent financial adviser to the shareholders as soon as possible but in any event not later than 15 November 2016.

XIII.	DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Base Date”	31 May 2016

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“Completion”	the completion of the Transfers;

“Completion Date”	the date on which the Completion is conducted;

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“Extraordinary General Meeting” or “EGM”
the 2016 second extraordinary general meeting to be convened by the Company on 30 November 2016 to seek the Independent Shareholders’ approval to the discloseable and connected transaction contemplated under the Transaction Agreements;

“Heilongjiang Power”	Huaneng Heilongjiang Power Generation Limited;

“Heilongjiang Power Interests”	the 100% equity interests held by Huaneng Group in the registered capital of Heilongjiang Power;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee ”	a committee of the Board to be established for the purpose of considering the Transaction, comprising the independent nonexecutive Directors of the Company;

“Independent Shareholders”	Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the Transaction contemplated by the Transaction Agreements;

“Jilin Power”	Huaneng Jilin Power Generation Limited;

“Jilin Power Interests”	the 100% equity interests held by Huaneng Group in the registered capital of Jilin Power;

“PRC” or “China”	the People’s Republic of China;

“Profit Forecast Compensation Agreement”	the Profit Forecast Compensation Agreement entered into between Huaneng Group and the Company on 14 October 2016;

“RMB”	Renminbi, the lawful currency of the PRC;

“SERC”	the State Electricity Regulatory Commission;

“Shandong Power”	Huaneng Shandong Power Generation Limited;

“Shandong Power Interests”	the 80% equity interests held by Huaneng Group in the registered capital of Shandong Power;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Target Company(ies)”	Shandong Power, Jilin Power, Heilongjiang Power, Zhongyuan CCGT, individually or collectively (as the case may be);

“Target Interest(s)”	the Shandong Power Interests, the Jilin Power Interests, the Heilongjiang Power Interests, Zhongyuan CCGT Interests, individually or collectively (as the case may be);

“Transaction”	the Transfers and the transaction as contemplated by the Profit Forecast Compensation Agreement;

“Transaction Agreements”	the Transfer Agreement and the Profit Forecast Compensation Agreement;

“Transfer(s)”
the proposed acquisition by the Company of (i) the Shandong Power Interests owned by Huaneng Group; (ii) the Jilin Power Interests owned by Huaneng Group; (iii) the Heilongjiang Power Interests owned by Huaneng Group; (iv) the Zhongyuan CCGT Interests owned by Huaneng Group, individually or collectively (as the case may be);

“Transfer Agreement”	the Agreement for the Transfer of Equity Interests in Certain Companies between the Company and Huaneng Group, which was entered into on 14 October 2016;

“Zhongyuan CCGT”	Huaneng Henan Zhongyuan Gas Turbine Ltd.;

“Zhongyuan CCGT Interests”	the 90% equity interests held by Huaneng Group in the registered capital of Zhongyuan CCGT

By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As of the date of the announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, China
15 October 2016

APPENDIX I

14 October 2016

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE ASSETS VALUATION OF CERTAIN SUBSIDIARIES OF HUANENG SHANDONG POWER GENERATION CO., LTD.

TO THE BOARD OF DIRECTORS OF HUANENG POWER INTERNATIONAL, INC.

We refer to the discounted future cash flows on which the assets valuation (the “Valuation”) dated 10 October 2016 prepared by Zhong He Appraisal Co., Ltd. in respect of the appraisal of the fair value of certain subsidiaries of Huaneng Shandong Power Generation Co., Ltd., including Huaneng Laiwu Power Generation Limited, Huaneng Jinan Huangtai Power Generation Limited, Huaneng Linyi Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Zibo Baiyanghe Power Generation Limited, Shandong Rizhao Power Generation Limited, Huaneng Liaocheng Thermal Power Limited, Huaneng Yantai Power Generation Limited, Huaneng Yantai Bajiao Thermal Power Limited, Huaneng Penglai Wind Power Generation Limited, Huaneng Dongying New Energy Limited, Huaneng Rushan Wind Power Generation Limited, Huaneng Shandong Power Generation Maintenance Technology Limited and Huaneng Rongcheng New Energy Limited (the “Target Company”) as at 31 May 2016 is based. The Valuation is prepared based on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities

The directors of Huaneng Power International, Inc. (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s Responsibilities

It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of opinion

We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Target Company or an expression of an audit or review opinion on the Valuation.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Certified Public Accountants
Hong Kong

APPENDIX II

The Board of Directors
Huaneng Power International, Inc.
Huaneng Building, 6 Fuxingmennei Street, Xicheng District Beijing,
The People’s Republic of China

14 October 2016

We refer to the discounted future cash flows on which the assets valuation (the “Valuation”) dated 10 October 2016 has been prepared by Zhong He Appraisal Co., Ltd. (the “Independent Valuer”) in respect of the appraisal of the market value of certain subsidiaries of Huaneng Shandong Power Generation Co., Ltd., namely Huaneng Laiwu Power Generation Limited, Huaneng Jinan Huangtai Power Generation Limited, Huaneng Linyi Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Zibo Baiyanghe Power Generation Limited, Shandong Rizhao Power Generation Limited, Huaneng Liaocheng Thermal Power Limited, Huaneng Yantai Power Generation Limited, Huaneng Yantai Bajiao Thermal Power Limited, Huaneng Penglai Wind Power Generation Limited, Huaneng Dongying New Energy Limited, Huaneng Rushan Wind Power Generation Limited, Huaneng Shandong Power Generation Maintenance Technology Limited and Huaneng Rongcheng New Energy Limited (collectively the “Target Company”) as at 31 May 2016. This letter is issued in compliance with the requirement under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

We have reviewed the underlying forecasts (the “Forecasts”) of the Valuation, for which you as the directors of Huaneng Power International, Inc. (the “Company”) are solely responsible. We have attended the discussions involving the management of the Company and the Independent Valuer in respect of the bases and assumptions upon which the Forecasts have been made.

We have also considered the letter addressed solely to and for the sole benefit of the directors of the Company from KPMG (the “Auditor”) dated 14 October 2016 regarding the calculations upon which the Forecasts have been made as set out in Appendix I to this announcement date 14 October 2016 (the “Announcement”) regarding the Valuation.

The Forecasts have been prepared using a set of assumptions that include hypothetical assumptions about future events and other assumptions that may or may not necessarily be expected to occur and, as such, the Forecasts may not be appropriate for purposes other than for deriving the Valuation. Even if the events anticipated under the hypothetical assumptions occur, actual results are still likely to differ from the Forecasts since such anticipated events frequently may or may not occur as expected and the variation may be material.

We have not independently verified the computations leading to the Independent Valuer’s determination of the market value of the Target Company. We have had no role or involvement and have not provided and will not provide any assessment of the market value of the Target Company and, accordingly, we take no responsibility and express no views therefor. The assessment, review and discussions carried out by us as described in this letter are based on financial, economic, market and other conditions in effect, and the information made available to us, as of the date of this letter and we have, in arriving at our views, relied on information and materials supplied to us by the Company, the Independent Valuer and the Auditor and opinions expressed by, and representations of, the employees and/or management of the Company, the Independent Valuer and the Auditor. We have assumed, without independent verification, that all information, materials and representations so supplied, including all information, materials and representations referred to or contained in the Announcement, for which you as directors of the Company are wholly responsible, were true, accurate, complete and not misleading at the time they were supplied or made and that no material fact or information has been omitted from the information and materials supplied. No representation or warranty, expressed or implied, is made by us on the accuracy, truth or completeness of such information, materials, opinions and/or representations referred to or contained in the Announcement, and we have not assumed any responsibility or liability therefor. Circumstances could have developed or could develop in the future that, if known to us at the time of this letter, would have altered our assessment and review.

On the basis of the foregoing and without giving any opinion on the reasonableness of the valuation methods, bases and assumptions selected by the Independent Valuer, for which the Independent Valuer and the Company are responsible, we are satisfied that the Forecasts, for which you as the directors of the Company are solely responsible, have been made by you after due and careful enquiry.

The work undertaken by us in giving the above opinion has been undertaken for the purpose of reporting solely to you under Rule 14.62(3) of the Listing Rules and for no other purpose. This letter may not be used or disclosed, referred or communicated (in whole or in part) to any party for any other purpose whatsoever, except with our prior written approval. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Yours faithfully,
For and on behalf of
CITIC CLSA Capital Markets Limited
Edmund Chan
Managing Director, Head of M&A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 17, 2016